Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2013

Dated: March 21, 2014

Table of Contents

ITEM I		NAME AND INCORPORATION	10

ITEM II		GENERAL DEVELOPMENT OF THE BUSINESS	11

1.		THREE-YEAR HISTORY	11
2.		OTHER DISCLOSURE RELATING TO ONTARIO SECURITIES COMMISSION REQUIREMENTS FOR COMPANIES OPERATING IN EMERGING MARKETS	15
3.		RISK FACTORS	18

ITEM III		DESCRIPTION OF THE BUSINESS	34

1.		MINING ACTIVITIES - CANADA	34
	1.1	Doyon Division - Westwood Gold Mine	34
	1.2	Doyon Division - Mouska Gold Mine	37
	1.3	Côté Gold Project	40
2.		MINING ACTIVITIES - INTERNATIONAL	51
	2.1	Africa: Burkina Faso - Essakane Gold Mine	51
	2.2	Africa: Mali - Sadiola Gold Mine	59
	2.3	South America: Suriname - Rosebel Gold Mine	65
	2.4	South America: French Guiana - Camp Caiman Project	69
3.		NON-GOLD	71
	3.1	Ferroniobium - Niobec Mine	71
	3.2	Rare Earth Metals - Niobec Mine	74
4.		EXPLORATION AND DEVELOPMENT	78
	4.1	General	78
	4.2	Capitalized Exploration and Development Projects	79
	4.3	Expensed Exploration and Development Projects	80
	4.4	Outlook	83
5.		MINERAL RESERVES AND RESOURCES	84
6.		OTHER ASPECTS OF THE BUSINESS	89
	6.1	Marketing of Production	89
	6.2	Environment and Permitting	89
	6.3	Community Relations	90
	6.4	Mining Development and Construction	91
	6.5	Intellectual Property	91
	6.6	Competition	91
	6.7	Sale of Production	91
	6.8	Employees	92
7.		DIVIDENDS	92
8.		LITIGATION	93

ITEM IV		DESCRIPTION OF CAPITAL STRUCTURE	93

ITEM V		RATINGS	94

ITEM VI		MARKET FOR SECURITIES	95

ITEM VII		DIRECTORS AND OFFICERS	96

1.		DIRECTORS	96
2.		EXECUTIVE OFFICERS	97
3.		SHAREHOLDINGS OF DIRECTORS AND OFFICERS	98
4.		CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	98

ITEM VIII		AUDIT AND FINANCE COMMITTEE	99

1.		COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS	99

2.	MANDATE OF THE AUDIT AND FINANCE COMMITTEE	101
3.	PRE-APPROVAL POLICIES AND PROCEDURES	101
4.	EXTERNAL AUDITOR SERVICE FEES	102

ITEM IX	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	102

ITEM X	TRANSFER AGENT AND REGISTRAR	103

ITEM XI	MATERIAL CONTRACTS	103

ITEM XII	INTERESTS OF EXPERTS	105

ITEM XIII	ADDITIONAL INFORMATION	106

SCHEDULE A – AUDIT AND FINANCE COMMITTEE CHARTER		107

List of Charts and Tables

IAMGOLD’s Corporate Structure	12
Mineral Reserves and Resources	84

Explanatory Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.	IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.	The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2013 and the management’s discussion and analysis thereon.

5.	The Company’s Annual Financial Statements for the year ended December 31, 2013 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Resource Estimates

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a set of rules and policies developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Annual Information Form and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them and, generally, does not permit U.S. companies to disclose mineral resources of any category in documents filed with the SEC. In addition, the terms “proven mineral reserves” and “probable mineral reserves” are used in the Annual Information Form and the documents incorporated herein by reference to comply with Canadian reporting standards. Those terms differ in certain material respects from similar terms recognized by the SEC. For example, under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a reserve, is economically or legally mineable or will ever be mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC generally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Information Form regarding reserves and resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales targets (including market share evolution in regard to niobium), cost estimates and anticipated financial results; potential mineralization and estimates of mineral reserves and mineral resources (including, but not limited to potential for further increases at the Westwood, Essakane, Sadiola and Rosebel gold mines and at the Niobec mine) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects including, but not limited to, the Côté Gold project and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; gold price volatility; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants; and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold, niobium, rare earth elements and other minerals; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; over/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain financing as and when required to fund exploration and development; default under the Company’s credit facility or senior unsecured notes due to a violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions and other disruptions caused by mining accidents which may involve personal injury to or death of employees or contractors; health risks associated with the mining work force in Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk, which may include the possibility for political unrest and foreign military intervention; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in French Guiana, Burkina Faso, Mali, Suriname and Canada, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold project following the Company’s decision to proceed therewith and potential further expansion activities at the Sadiola and Rosebel gold mines and the Niobec mine; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from past events in European financial and credit markets continues to persist and the price of gold has decreased significantly. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: aircore.

BLEG: bulk leach extractable gold

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (“CIL”) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (“CIP”) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: diamond drilling or diamond drill.

Deferred development: development of surface and underground infrastructures to be used over an extended period. Costs related to this activity are capitalized.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

EMS: environmental management system.

g Au/t: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

HQ: core diameter of 63.5 mm

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 5 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 5 of Item III below.

NQ: core diameter of 47.6 mm

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

QA/QC: quality-assurance/quality control.

Qualified person: an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: rotary air blast.

RC: reversed circulation.

Recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

REE: rare earth element.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

Stoping: the process of mining an underground ore body.

Stripping: in mining, the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility or TSF: a containment area used to deposit tailings from milling.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

Financial Terms

2012 Amended Credit Facility: means the amended and restated unsecured revolving credit facility increased to $500 million and changes to several terms and conditions entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank on February 22, 2012, which amends and restates the credit agreement entered into on April 15, 2008 providing for a revolving facility of $140 million that was subsequently amended and restated on March 24, 2010 to increase the revolving facility to $350 million.

2012 Niobec Credit Facility: means the credit facility providing a $250 million revolving facility entered into by Niobec Inc., a wholly-owned subsidiary of the Company, and a syndicate of financial institutions led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank on February 22, 2012.

2012 Amended Letters of Credit Facility: means the amended and restated credit agreement with the revolving facility increased to $75 million for the issuance of letters of credit entered into by the Company and the National Bank of Canada on February 22, 2012, which amends and restates the credit agreement entered into on April 23, 2010 providing for a revolving facility of $50 million.

2012 Senior Unsecured Notes: means the $650 million of senior unsecured notes bearing interest at 6.75 per cent which matures on October 1, 2020 and which were issued by the Company on September 21, 2012.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of net smelter returns (“NSR”) or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola Gold Mine, refer to the definitions of the JORC Code (defined below) under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Mineral Reporting Standards” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company’s long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola Gold Mine, as set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) are as follows.

Ore reserve (under the JORC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve (under the JORC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve (under the JORC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola Gold Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resource estimates for such mines set forth herein.

Symbols Used

Ag	=	Silver

Au	=	Gold

Ce	=	Cerium

Cu	=	Copper

Dy	=	Dysprosium

Eu	=	Europium

FeNb	=	Ferroniobium

Gd	=	Gadolinium

La	=	Lanthanum

Nb	=	Niobium

Nb2O5	=	Niobium pentoxide (pyrochlore)

Nd	=	Neodymium

Pr	=	Praseodymium

Sm	=	Samarium

Tb	=	Terbium

Item I Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”). Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”) and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. (“IMG-BF”). By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC.

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as various royalty interests on mineral resource properties.

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD’s Corporate Structure

On February 24, 2011, the Company issued 1,700,000 flow-through Common Shares for proceeds of C$43,316,000. As at December 31, 2011, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On June 20, 2011, the Company filed an independent technical report for the Niobec mine (the “Niobec Mine”) confirming a 691 per cent increase in measured and indicated niobium resources.

On June 21, 2011, the Company announced an increase in dividends by 150 per cent from C$0.08 to C$0.20 per share per annum with the first semi-annual payment of C$0.10 made in July 2011.

On June 22, 2011, the Company received C$667 million in cash from Gold Fields Limited from the sale of its 18.9 per cent interest in the Tarkwa and Damang gold mines in Ghana.

On July 14, 2011, the Company filed a base shelf prospectus for the renewal of an existing facility with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding shelf registration statement with the SEC in the United States. These filings will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to $1 billion until August 15, 2013.

On August 12, 2011, the Company delisted from the Botswana Stock Exchange.

On August 31, 2011, the Company completed the sale of the shares of Gallery Gold Pty Ltd., which indirectly held the Mupane gold mine (the “Mupane Gold Mine”) in Botswana, to Galane Gold Ltd. (“Galane”). The Company received consideration in the aggregate amount of C$34.2 million, consisting of C$12.5 million in cash, C$17.9 million in common shares of Galane and a C$3.8 million promissory note payable over three years at an annual rate of 6 per cent. The Company received an aggregate of 21,875,000 common shares of Galane representing approximately 48.5 per cent of the outstanding shares of Galane. The securities are being held for investment purposes.

On December 9, 2011, the Company announced its second increase in dividends by 25 percent from C$0.20 to C$0.25 per share per annum with the next semi-annual payment of C$0.125 made in January 2012.

On February 22, 2012, the Company increased its existing unsecured revolving credit facility to $500 million as part of the 2012 Amended Credit Facility and its existing Letter of Credit Facility to $75 million as part of the 2012 Amended Letters of Credit Facility. The 2012 Amended Credit Facility is a four-year facility expiring in 2016. In addition, the Company’s wholly owned subsidiary, Niobec Inc., received a four-year unsecured revolving credit facility in the amount of $250 million in support of expansion plans for its Niobec Mine as part of the 2012 Niobec Credit Facility. The 2012 Niobec Credit Facility is a separate facility for Niobec Inc., that is supported by the Company.

On June 21, 2012, the Company completed the acquisition of all of the issued and outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”) through a plan of arrangement. Under the terms of the plan of arrangement, former shareholders of Trelawney received C$3.30 in cash for each common share Trelawney held. The main asset acquired in this transaction was the Côté Gold Project located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada.

On September 21, 2012, the Company completed the issuance of the 2012 Senior Unsecured Notes. The Company is currently using the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

On November 14, 2012, the Company disposed of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals. The Company held approximately 47 per cent of the issued and outstanding INV Metals common shares immediately after the closing of the transaction.

On March 4, 2013, the Company announced that in order to reinforce its financial position and improve its return on capital, it would be initiating a cost reduction program (“Cost Reduction Program”) to reduce annualized spending by $100 million through cost-cutting initiatives aimed at reducing mine operating costs, exploration expenditures and mine site and corporate general and administrative costs.

On March 21, 2013, the Company announced the start-up of the gold processing plant at the Westwood Gold Mine and also provided further details regarding its Cost Reduction Program initially announced on March 4, 2013 by identifying cost savings targets for 2013 in the operations, exploration, and general and administrative areas of the Company as indicated below:

($ millions)
Operations	$43
Exploration	$40
G&A at site	$11
Corporate G&A	$6

Target	$100

On June 6, 2013, the Company, the Republic of Suriname and Grassalco (as defined in Section 2.3 i) of Item III below) signed the second amendment (“Second Amendment”) to the Mineral Agreement (also defined in Section 2.3 i) of Item III below) for the Rosebel Gold Mine which allows for the extension of the term of the existing Mineral Agreement by 15 years until 2042 and the establishment of a joint venture between the Company and the Republic of Suriname to target higher-grade, softer ore situated within satellite resources surrounding the current mine operation using government-supplied power at an agreed rate of 11 cents per kilowatt hour. The Company will hold an indirect 70 per cent participating interest in the joint venture and the Republic of Suriname will acquire a 30 per cent participating interest on a fully-paid basis in the joint venture.

On July 29, 2013, the Company announced a first mineral resource estimate as of April 19, 2013 for its 100 per cent-owned Boto gold project in Senegal, which includes resources for five deposits and is based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce and comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A supporting NI 43-101 technical report was filed on SEDAR on August 14, 2013.

On August 7, 2013, the Company announced that it had reached two agreements with the Republic of Suriname to reduce power costs at Rosebel. The first agreement immediately lowers power costs for the current operations. The second agreement secures additional power for the Rosebel Gold Mine if the planned sustaining capacity expansion goes ahead. If the expansion proceeds, the second power agreement will provide an overall reduced power rate and will support the transition of the Rosebel Gold Mine’s existing operations to process harder rock. It would potentially further reduce costs at the site by up to $50 per ounce. The feasibility study incorporating this second power agreement is nearing completion with respect to the expansion of the existing operation. Under the second power agreement, the Rosebel Gold Mine would be required to invest $50 million in power generation assets in Suriname if the expansion goes ahead, net of any amounts invested in the subsequently announced 5 MW solar pilot. These power agreements complement the joint venture agreement recently concluded with the Republic of Suriname, which separately provides lower power rates to mill material originating from the joint venture area surrounding the current operation

On August 12, 2013, the Company updated its Cost Reduction Program and reported that 55 per cent of planned reductions had been removed from its cost structure and that, as at June 30, 2013, it had achieved $22 million of the $54 million targeted reductions in operating costs, including general and administrative costs at sites; $30 million of the $40 million of the targeted reductions in exploration expenses; and $3 million of the $6 million of the targeted reductions in corporate general and administrative costs.

On September 15, 2013, the Company reported that a decision had been made to suspend mining activities at the Yatela gold mine effective September 30, 2013 in the light of a combination of factors, including miner safety in the pit, the drop in the spot price of gold and the reduction in profit margin.

On November 27, 2013, the Company announced that it will be funding the development and operation of a solar power project in Suriname with an installed capacity of 5MW. This solar project will cost in the range of $12 to $14 million and will be managed and operated by the Rosebel Gold Mine. All electric power from this solar project will be used at the mine site and will interconnect to Suriname’s electric power grid system.

On December 11, 2013, the Company announced that it was suspending future dividend payments until further notice.

On January 15, 2014, the Company obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 22, 2013 for the renewal of an existing facility with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding shelf registration statement with the SEC in the United States. These filings will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to $1 billion during the 25-month period following this filing in Canada, except for Quebec, and the United States.

On February 19, 2014, the Company announced that its Cost Reduction Program had reduced costs by $125 million, surpassing the $100 million target.

On March 6, 2014, the Company announced that it had finalized a five-year option agreement with Sarafina N.V. (“Sarafina”) to acquire a 100 per cent interest in Sarafina’s 10,000-hectare mining concession in Suriname, located 25 kilometres south-west from the Rosebel Gold Mine. The concession lies within the area of interest of the new joint venture with the Republic of Suriname established under the Second Amendment to the Mineral Agreement. Any material processed at the Rosebel Gold Mine which originates from the Sarafina property will be eligible for a lower power rate under the terms of the Second Amendment. At any time during the next five years, the Company may terminate the option or exercise the right to acquire the concession by paying $1 million to Sarafina. Sarafina is entitled under the option agreement to receive option payments totaling $575,000 over the next five years. Sarafina has also been granted a net smelter return (“NSR”) royalty of 1.6 per cent for any future mineral production from the property.

2.	Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems include:

(a)

IAMGOLD’s Control Over Subsidiaries. IAMGOLD’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over the operations of its subsidiaries. A substantial number of IAMGOLD’s subsidiaries are either wholly-owned or controlled to a large extent by the Company. Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company’s proportional ownership interest of its subsidiaries. The directors of IAMGOLD’s subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing him or her, and IAMGOLD’s board of directors and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b)	Strategic Direction. IAMGOLD’s board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Company including those of its material subsidiaries.

(c)	Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements and Management Disclosure & Analysis (“MD&A”) on a quarterly and annual basis, using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:

(i)	The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii)	All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the Chief Executive Officer, the Chief Financial Officer and internal legal counsel before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

(iii)	As more fully described in paragraph (e), the Company’s Audit Committee obtains confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 - Certification of Disclosure in the Company’s Annual and Interim Filings (“NI 52-109”).

(iv)	The Company’s Audit Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends to the Company’s board of directors for the board’s approval of the Company’s quarterly and annual financial statements and MD&A, and any other financial information requiring board approval, prior to their publication or release.

(v)	The Company’s Audit Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

(vi)	Although not specifically a management control, the Company engages its external auditor to perform an audit of the annual consolidated financial statements in accordance with Canadian generally accepted auditing standards.

(d)	Disclosure Controls and Procedures. The responsibilities of the Company’s Audit Committee include oversight of the Company’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements.

(e)	CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company’s Subsidiaries to IAMGOLD

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary. Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary, from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Mali operations, the Company has the right at any time to appoint or remove directors of its Mali subsidiaries and has an effective veto over decisions concerning its Mali subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company’s wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders’ meeting or by way of a written resolution.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

3.	Risk Factors

The Company is subject to various risks arising from factors within or outside of its control. Such risks are broadly classified into two categories: financial and operational risks. Any occurrence could materially adversely affect among other things results from operations, profitability, cash flow and asset valuations. Any one risk factor could cause actual results to differ materially from those described in forward-looking statements relating to the Company. Additionally, should two or more adverse events occur simultaneously or within a relatively short period of time, there could be a compounding effect on results from operations, profitability, cash flow and asset valuations.

Financial Risks

The Company’s earnings are directly related to the market prices for various minerals.

The Company’s revenues depend in part on the market prices for mine production from the Company’s producing properties. In 2013, approximately 82 per cent of the Company’s revenues were attributable to gold sales. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production and the investment decision of governments who hold significant above-ground reserves. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the US dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has, on occasion, been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations. If the world market price of gold was to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period of time, the profitability of the Company and cash flow would be negatively affected. If the market price of gold falls significantly from its current level, the mine development projects may be rendered uneconomic and may be suspended or delayed due to the mismatch between required risk adjusted return on long-term investment and the effect of volatile gold prices on such returns. The Company does not hedge its gold sales. The profitability and economic viability of the Company’s niobium producing property, the Niobec Mine, is subject to market fluctuations in the price of niobium. The niobium market is heavily influenced by a dominant producer whose actions may affect the price of niobium. The consequences of this dominant producer or other competitor actions could be loss of market share and significant reduced margins and profitability.

Failure to generate sufficient cash flow from operations to fund the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To fund growth, the Company may depend on securing the necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The future construction of mining facilities and commencement of mining operations, such as at the Côté Gold project in Canada, and the exploration and development of the Company’s properties, including continuing exploration projects around the world and any expansion of the Essakane, Sadiola, Rosebel and Niobec mines, require substantial capital expenditures. In addition, a portion of the Company’s activities is directed to the search and exploration for, and the development of, new mineral deposits.

The Company may be required to seek additional financing and continuation of the current financial arrangements with its lenders to maintain its capital expenditures at planned levels. The Company will also have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To finance future operations and development efforts, the Company expects to have sufficient cash flow from operations, but may raise funds through the disposition of non-core assets, project financing or other forms of indebtedness, or the issue of Common Shares of IAMGOLD or securities convertible into Common Shares of IAMGOLD, which would dilute the shareholdings of the then current shareholders.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt if any, or purchase or sell gold bullion.

The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares of IAMGOLD or the effect, if any, that future issues and sales of the Company’s Common Shares will have on the market price of its Common Shares. Due to recent market volatility and the past devaluation of global stock markets, there is a potential increased risk of dilution for existing shareholders should the Company need to issue additional Common Shares at a lower share price to meet its capital requirements. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

The Company’s resulting cost structure following the implementation of recent cost reduction initiatives may be compromised by external factors that in combination could cause potentially declining revenues at the Company and an escalation of its other costs, which may expose the Company to the risk of having to deploy other measures to protect its margins and optimize its resources in the future.

The Company’s cost structure following recent cost reductions totaling $125 million may be compromised by external factors which, when combined, could cause potentially declining revenues and an escalation of other costs at the Company. The Company’s revenues are affected by the volatility in gold price. The combined effect of the current sustained decline in the gold price with the escalation of operating costs that are tied to fuel, labor, energy and increasing rock hardness, together with an increase in royalties, negatively impacts the Company’s earnings. Additionally, certain cost reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements.

Declining income and on-going cash usage limits the amount of capital available to the Company for allocation to projects, which may limit the future growth prospects for the Company.

Lower gold prices have resulted in limiting the amount of operating and free cash flow available to the Company and led to a decline in income. Combining this with the Company’s efforts to preserve cash has resulted in a deferral, cancelation or reduction of capital expenditures and development projects. Additionally, reduced margins have squeezed expected rates of return on certain projects. Delays and deferral of such projects inhibits the growth of the Company.

The ability of the Company to sustain or increase its present levels of gold and niobium production is dependent in part on the success of its projects, which are subject to numerous known and unknown risks.

The ability of the Company to sustain or increase its present levels of gold and niobium production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include, but are not limited to the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. Certain of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all. In particular, the success of the Côté Gold Project is dependent upon, among other things, the economics of this project based on the price of gold, and a sustained decline in the price of gold could result in a delay of, or a decision not to proceed with, this project.

The Company’s significant amount of indebtedness following the issuance of the 2012 Senior Unsecured Notes could make it more difficult for the Company to satisfy its obligations to existing creditors or obtain additional financing and could also require the Company to dedicate cash flows toward debt repayment instead of other purposes.

Following the offering of the Company’s $650 million 2012 Senior Unsecured Notes in September 2012, the Company has a significant amount of indebtedness.

The Company’s high level of indebtedness could result in significant consequences which may adversely affect holders of the 2012 Senior Unsecured Notes and other stakeholders, including making it more difficult for the Company to satisfy obligations with respect to the 2012 Senior Unsecured Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2012 Amended Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. In addition the 2012 Amended Credit Facility and the indenture governing the 2012 Senior Unsecured Notes contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long term best interest.

The violation by the Company of covenants contained in the 2012 Amended Credit Facility, the 2012 Niobec Credit Facility and the 2012 Amended Letters of Credit Facility (the “Credit Facilities”) or the failure by the Company to make scheduled payments may cause the Company to be in default under the terms of these facilities.

The 2012 Amended Credit Facility places certain limits on the Company, such as, on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the Credit Facilities require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the Credit Facilities. As at March 20, 2014, there were no funds drawn against the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility, but approximately $61.6 million in letters of credit were drawn against the 2012 Amended Letters of Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2012 Amended Credit Facility and the 2012 Niobec Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility occurs, the Company would be unable to draw down further on the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt and may result in the acceleration of any other debt containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the 2012 Amended Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2012 Amended Credit Facility, those lenders could proceed against the guarantees securing such indebtedness. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Furthermore, creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Events in global financial markets had a profound impact on the global economy and the gold mining industry and this situation could continue to adversely affect the Company’s growth prospects, profitability, access to financing, revenue, costs and enterprise value.

Some of the key impacts of the past financial market turmoil included contraction in credit markets which resulted in a widening of credit risk, currency devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lowering of market liquidity. Any future slowdown in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, interest rates and tax rates may adversely affect the Company’s growth and profitability. Specifically, another global credit and liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity; and the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities. These factors could have a material adverse effect on the Company’s financial condition and/or results of operations and enterprise value.

A lowering or withdrawal of the ratings assigned to the Company’s debt securities by rating agencies may increase its future borrowing costs and reduce its access to capital.

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 Senior Unsecured Notes. Credit ratings are not recommendations to purchase, hold or sell the 2012 Senior Unsecured Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 Senior Unsecured Notes.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

The Company’s system of internal controls over financial reporting may not detect or uncover all failures of persons within the Company to disclose material information required to be reported or fraudulent acts of a material nature.

The Company documented and tested, during its 2013 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

The Company estimates the recoverable amount of goodwill and non-current assets using assumptions and if the carrying value of an asset is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company’s earnings.

The Company performs an annual impairment assessment of goodwill at December 31 and at any other time an indication of impairment of goodwill is identified. The carrying amounts of the Company’s non-current assets, including mining assets, exploration and evaluation assets and royalty interests are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company will perform an impairment assessment. The Company performed an impairment test in 2013 and recorded a charge against goodwill and certain mining properties as described in note 33 to the Annual Consolidated Financial Statements.

If the carrying amount of the cash generating unit (“CGU”), long-lived asset or group of assets being tested is greater than its recoverable amount, an impairment loss is recorded in the given period. The recoverable amount of mining assets is determined based on the present value of estimated future cash flows from each CGU, long-lived asset or group of assets. The assumptions used in the present value calculation are typically life of mine plans, commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value multiples. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experiences a decline in its fair value, then this may result in an impairment charge in future periods, reducing the Company’s earnings.

The Company is affected by movements in interest rates.

The Company’s financial results are affected by movements in interest rates. Interest payments under the Credit Facilities are subject to fluctuation based on changes to specified interest rates. See the discussion below under the heading “Material Contracts – 2012 Amended Credit Facility and 2012 Niobec Credit Facility”. Copies of the credit agreements in connection with the 2012 Amended Credit Facility and the 2012 Niobec Credit Facility are available under the Company’s profile on SEDAR at www.sedar.com.

The Company operates in various countries around the world and is subject to the tax laws in each of those countries. The tax laws of each country are subject to differing interpretations and may be vulnerable to sudden changes.

Stability agreements are in place with the governments of Burkina Faso, Mali and Suriname to provide a reasonable measure of protection by stabilizing the tax laws applicable to mining projects. However, the Company’s interpretation and application of the stability agreement and the tax laws to its transactions and activities may not coincide with that of the regulatory authorities. In addition, a regulatory authority’s interpretation of the relevant provisions of the stability agreement and the applicable tax laws may change at any time. As a result, transactions may be challenged by regulatory authorities and the Company’s operations may be assessed, which could result in significant additional royalties, taxes, penalties and interest.

The Company may be required to pay additional taxes following tax audits.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect our financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects as well as other factors which impact capital and operating costs.

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane Gold Mine in Burkina Faso and at the Rosebel Gold Mine in Suriname; electricity at the Sadiola Gold Mine in Mali and at the Rosebel Gold Mine; aluminum at the Niobec Mine in Quebec; and generally steel, concrete, explosives and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported cost may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company’s capital costs, profitability and operating cash flow.

Fluctuations in exchange rates of currencies directly impact the earnings of the Company.

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in US dollars. The costs of the Company are incurred principally in Canadian dollars, US dollars, Euros and CFA francs. The appreciation of non-US dollar currencies against the U.S. dollar increases the cost of gold production in US dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and are currently convertible into Canadian and US dollars, they may not always have a fixed exchange rate or be convertible in the future.

As currency fluctuations are out of the Company’s control, the Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec, Essakane and Westwood mines and corporate costs.

The use of derivative instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk.

The Company regularly employs hedge (or derivative) products in respect of input costs such as fuel oil, aluminum, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)	market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)	unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See the discussion under the heading “Litigation” under Section 8 of Item III below.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Operational Risks

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced.

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It cannot be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold or niobium, as applicable, as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become non-economical or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain necessary permits or government approvals, or revocation or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold or niobium recovery or obtain the prices for gold or niobium production assumed in determining the amount of such reserves. Level of production may also be affected by weather or supply shortages. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves in their filings with the SEC.

The Company must replace reserves depleted by production to maintain production levels over the long-term.

The life of mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, have declining grade profiles and increasing rock hardness and mine life would be shortened if the Company expands production. Reserves can be replaced by upgrading the category of existing resources (e.g. Inferred Mineral Resources) up to mineral reserves by adding drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries or acquisitions. The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates. The Westwood Gold Mine in particular has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economical assessment, into proven and probable reserves. The current life of mine business plan for the Westwood Gold Mine assumes that the inferred resources will eventually be converted into proven or probable reserves and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood Gold Mine may not be converted to proven or probable reserves to be mined and processed.

Mineral reserve and resource calculations for the gold operations may be over/underestimated as a result of coarse gold.

Some of the ore bodies at the IAMGOLD gold mines are “coarse gold” deposits with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

The Company’s operations may be exposed to a risk of a delay in or a loss of production due to the malfunction or breakdown of key equipment or components at its mine sites, which may negatively impact its results of operations.

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, equipment malfunctions, damage to equipment or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or inappropriate use or misuse. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

The Company is subject to continuously evolving legislation, which may have unknown and negative impact on operations.

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations governing the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or an overly strict enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The Company’s strategic planning process may not keep pace with constantly changing market conditions.

The Company operates in an environment with constantly changing variables that directly impact its business both in the short- and long-term. In order to keep abreast of current market conditions and fundamentals affecting the Company’s business, the Company has a strategic planning process in place which regularly reviews its strategic plan to ensure that the Company is on track to meet its production and growth objectives efficiently. Given that unforeseen changes can occur at any time and that strategic plans are based upon certain conditions and assumptions that may not be valid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that is both appropriate for the Company and relevant, at all times, possibly resulting in a material adverse effect on the Company’s business, financial condition and/or results of operations. The Company may also not be able to execute its strategic plan in a timely way.

The Company is dependent upon key management and professional personnel and executives to lead its organization and also on the technical expertise of its professional employees.

The Company’s ability to effectively manage its exploration, project development and operating activities (including Health, Safety & Sustainability) depends in large part on the Company’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company also depends on the technical expertise of its professional employees. The Company faces competition for qualified management, professionals, executives and skilled personnel from other resource companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs and anticipated growth.

The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption at any of the Company’s material properties.

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political and legal risk.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political, environmental; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers or personnel which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”); currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for the further processing of gold, of by-products from the gold extraction process with residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on the business and results of operations.

Operations in Burkina Faso, Mali, Senegal and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most countries the Company operates in have modernized, or are in the process of modernizing, (i.e. Burkina Faso, Mali and Suriname) their mining legislation and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political system of Suriname, Burkina Faso, Mali and Senegal should be considered to be less predictable than in countries such as Canada and the U.S. The possibility that a current, or a future, government may adopt substantially different policies or take arbitrary action which might halt exploration, production, extend to the nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

There are health risks associated with the mining work force in Africa and Suriname.

Malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and in South America and are a major healthcare challenge faced by the Company’s operations in Africa. There can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new or an increased concentration of geographic, political, operational, financial and geological risks.

The Company may pursue the acquisition or disposition of producing and development and advance stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention away from its existing business and may be unsuccessful. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, in the case of the Niobec Mine, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. Opportunities for dispositions of existing assets and the completion of suitable divestitures are time consuming and expensive, divert management attention away from its remaining business and may be unsuccessful. The Company’s success in any disposition activity depends on its ability to identify suitable buyers, negotiate acceptable terms for any such disposition and any transaction may be subject to regulatory approvals or the buyers ability to raise funding to complete the transaction. Any disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to an increased concentration of geographic, political, operational, financial and geological risks. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the environment, health and safety.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties to governmental authorities relating to contamination issues at current or former activities or at third party sites. The Company could also be held liable for claims relating to exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

Groundwater monitoring in 2011 detected tailings effluent seeping from the Essakane Gold Mine’s TSF. A hydrogeological study determined that the seepage was attributed to permeability issues in the TSF floor which were unforeseen. The seep was exacerbated by the accumulation of fresh water in the north end of the TSF while a permanent freshwater storage water basin was being constructed. As a mitigative impact control, a local well in the downstream area was proactively closed and an alternate water supply was made available. Golder Associates Ltd. was retained to identify mitigative solutions. Perimeter water wells were subsequently installed and were successful in mitigating downstream effects. To further reduce the risks to groundwater, a cyanide destruction plant has been constructed and is scheduled for commissioning in 2014.

Such measures, including corrective action taken to address the Essakane Gold Mine detection of cyanide level in the underground water, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Based on current mineral reserves and business plans, it is anticipated that the Mouska Gold Mine will complete mining activities at the end of the second quarter of 2014. The Company’s estimates for restoration and closure costs at all properties are contained in Section 6.2 of Item III below. Any significant increases over the current estimates of these costs could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties.

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold Project and the expansion of the Niobec Mine or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable to timely obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties such as the Côté Gold Project, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The status of the Camp Caiman Project in French Guiana remains uncertain and the Company may not be able to obtain a mining permit or receive compensation in lieu of the permit that was denied by the French government given the prohibitions on mining in the area where the project is situated as contained in the recent mining framework for French Guiana. See the discussion under the heading “Litigation” under Section 8 of Item III below regarding the Company’s litigation with the French Government to obtain either a permit for the project or compensation in lieu of the permit.

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested and the Company’s mining properties are subject to various royalty, carried ownership interests and land payment agreements.

The mining laws of Burkina Faso, Mali and Senegal stipulate that should an economic ore body be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in these countries currently provides for the relevant government to acquire a free carried ownership interest, normally of at least 10 per cent, in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects the Company.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s licenses will need to be renewed and on renewal the license may cover a smaller area. There is a risk that the Company may not have clear title to all its mineral property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests, in order to operate efficiently, the Company may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way, for the efficient operations of the Company’s interest, may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations.

Failure by the Company to meet its payment obligations under its various royalty, carried ownership interests and land payment agreements could result in the loss of related property interests.

There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration properties and mining assets.

The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase the risk of increased costs when acquiring suitable claims, properties and assets. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets.

The Company’s business and the mining industry are subject to a number of risks and hazards, most of which are beyond the Company’s control, and many of which are not economically insurable.

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control. In addition, the Company has encountered other natural phenomena such as inclement weather conditions which include unusual rainy seasons at the Rosebel Gold Mine in Suriname or the Sadiola Gold Mine in Mali or drought or water shortages at the Essakane Gold Mine in Burkina Faso. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry, on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

The Company’s non-controlled assets may not comply with its standards.

Some of the Company’s assets are controlled and managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed projects and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of US and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the US Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which requires the SEC to, among other things, adopt a rule that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the US federal government and foreign national and subnational governments. There is no rule currently in effect. Similarly, the Canadian government announced its intention to introduce new legislation mandating the disclosure of payments made by mining companies to Canadian and non-Canadian governments. The Company’s efforts to comply with such legislation and the rules and regulations promulgated thereunder have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

There are risks associated with pursuing a block caving mining method to expand the Niobec Mine.

The Company is considering the use of a block caving mining method to expand the Niobec Mine from the range of alternate bulk mining methods available. The pursuit of this method to expand the Niobec Mine carries with it a certain degree of risk since it is characterized by caving and extraction of a massive volume of rock, which will translate into the formation of a surface depression whose morphology depends on the characteristics of the mining, the rock mass and the topography of the ground surface.

Block cave mining can be used on any ore body that is sufficiently massive and fractured. A major challenge at the mine design stage is to predict how specific ore bodies will cave depending on the geometry of the undercut and the structural attributes of the rock mass.

The pursuit of this method involves the creation of an underground tunnel to draw points where the overlying rock, broken by gravity, more or less flows to the draw point, to be gathered and taken away for processing.

Certain of the core geotechnical risks associated with block caving are as follows:

•	uncontrolled, dynamic, large scale caving events resulting in air blasts, damage to draw points and/or other infrastructure; loss of control of cave propagation; and premature cave propagation to surface;

•	cave back-hang-ups resulting in the development of excessive voids leading to air blast potential and production disruption, which may threaten the economic viability of the Niobec Mine;

•	undesirable cave propagation outside the ore body resulting in potential flooding of the Niobec Mine with mud and/or water; impact to workforce safety; and surface damage; and

•	a high level of concentrated surface subsidence on breakthrough resulting in surface damage; safety hazards on the surface; and disruption of aquifers in the vicinity of the Niobec Mine.

The realization of any of these risks, assuming the block caving method is used, could have a material adverse impact on the progress of any expansion activities at the Niobec Mine. There can be no assurance that the Company would be successful in overcoming any of the above risks and/or the results associated with such risks as part of the expansion of the Niobec Mine.

Certain operations of the Company are carried out in geographical areas outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or through legal challenges asserting ownership rights or rights to artisanal mining.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. Artisanal miners may make use of some or all of the Company’s properties. This condition may interfere with work on the Company’s properties and present a potential security threat to the Company’s employees. There is a risk that the Company’s operations may be delayed or interfered with due to the use of the properties by artisanal miners.

Item III	Description of the Business

1.	Mining Activities - Canada

In Canada, the Company owns the Westwood Gold Mine, the Niobec Mine (a producer of niobium situated in Québec and discussed in Section 3 of Item III below), the Mouska Gold Mine, which is still in production in Québec and scheduled to close at the end of the second quarter of 2014 and the Côté Gold Project, a development project located in Ontario.

1.1	Doyon Division - Westwood Gold Mine

Unless stated otherwise, the information in this section is based upon the technical report (the ‘‘Westwood Report’’) entitled ‘‘NI 43-101 Technical Report, Mineral Resource and Reserve estimate as of December 31, 2012 Westwood Project, Québec, Canada’’ dated October 16, 2013, prepared by Armand Savoie (Geologist then responsible for Mineral Resource and Reserve, Westwood Project, IAMGOLD Corporation) with assistance from Richard Morel (Project Leader for IAMGOLD Corporation) and François Ferland (then Senior Engineer, Engineering Department for the Westwood Project for IAMGOLD Corporation). The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Westwood Gold Mine, which is directly owned by the Company, is located in the Bousquet Township approximately 40 kilometres east of Rouyn-Noranda, Québec. The Westwood Gold Mine is located on the property of the now closed Doyon gold mine (the “Doyon Gold Mine”), and, together with the Doyon Gold Mine and the Mouska gold mine (the “Mouska Gold Mine”), forms the “Doyon Division”. The Westwood Gold Mine is using the existing mill and water management facilities from the Doyon Gold Mine. A mining lease has been renewed for a 20-year period expiring April 22, 2032.

A title opinion prepared by a Canadian law firm dated March 26, 2009 confirmed that IMG-QC is the sole registered title holder of the mining leases and mining claims comprising the Westwood Gold Mine. IMG-QC amalgamated with IAMGOLD on March 1, 2011. The Westwood Gold Mine is currently held directly by IAMGOLD.

ii)	Accessibility, Climate, Local Infrastructure and Physiography

Access to the Westwood Gold Mine is by road from the Doyon Gold Mine. The Westwood Gold Mine is at an elevation of about 340 metres, its physiography is relatively flat and it is accessible year round. It is located in a mature forest and power, water and labour are all readily available in the area.

iii)	History

Exploration in the area of the Westwood Gold Mine dates back to 1910. In 1980, the Doyon Gold Mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50 per cent interest in the Doyon Gold Mine. In 1999, Cambior became the sole owner of the Doyon Gold Mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac. The Company acquired Cambior in November 2006.

iv)	Geological Setting and Mineralization

The Westwood Gold Mine is part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp. The project is located within the southern Abitibi sub-province, in Archean volcanic and intrusive rocks of the Bousquet Formation. The DBL mining camp hosts two world class deposits: the Doyon and LaRonde-Penna mines and is the largest Au-Cu-Zn-Ag producing district in Québec.

The Westwood Gold Mine area is underlain by meta-volcanic rocks of the Blake River Group and partly by meta-sediments of the Cadillac and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Stratigraphy generally strikes east-west (100-110°), dips steeply to moderately (70-80°) towards the south and is interpreted to have a southerly facing direction. The regional foliation is sub-parallel to the stratigraphy and varies in intensity from mild to intense. Regional metamorphism is transitional from greenschist to lower amphibolite facies.

Mineralization observed in the DBL camp is mainly associated with units number 4 and 5 of the Bousquet Formation and to a lesser extent with the Mosshla intrusive complex. These rocks host gold-sulphide vein-type mineralization at Zones 1, 2 and West (Mooshla Pluton) of the Doyon deposit and gold-rich VMS-type mineralization at the Bousquet and La Ronde, deposits.

Three distinct mineralized envelopes are identified in the Westwood Gold Mine area. The first two zones (Zone 2 Extension and North Corridor) consist of quartz-pyrite ± chalcopyrite ± sphalerite veins and veinlets within a matrix containing 2 to 10 per cent of disseminated pyrite. The vein systems are orientated 085-105°/60-70°S, which is slightly discordant to the regional foliation in both strike and dip. These zones are located within felsic to intermediate volcanic rocks, and associated with a proximal sericite-pyrite-garnet alteration assemblage. The third envelope delineates the Warrenmac-Westwood mineralized corridor, which is located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich pyrite-sphalerite stringers or concentrations with local massive sulphide bands (5-50 centimetres but locally up to 7 metres) and minor gold-bearing sulphide-rich quartz veins or veinlets, all enveloped by a disseminated pyrite-rich alteration halo. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. Rocks hosting the Warrenmac-Westwood mineralization are lithologically and geochemically similar to the host rocks of the main sulphide lenses at the LaRonde-Penna mine. East-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold.

v)	Exploration

From the initiation of exploration starting in 2002 to December 2013, a total of 540,484 metres of DD had been completed at the Westwood Gold Mine. Holes were collared from both surface (years 2002 to 2009) and the underground exploration (from 2006 to the present) drifts at depths of 360, 600, 840, 1,040, 1,320 and 1,400 metres below surface.

vi)	Sampling and Analysis

Sampling is conducted on intervals selected based on quartz sulphides, veins stringers, sulphide rich concentrations, shearing/deformation, alteration and disseminated sulphides, and the geologists at the Westwood Gold Mine are responsible for sample selection. Exploration core is sawed in half with one half sent to the laboratory and the other half kept as a reference in the core box. In areas of definition drilling, the whole samples are sent to the lab for assaying or a sample is first cut in half with one half sent for metallurgical testing and the other half sent to the lab for assaying. The samples are put into a sample bag, identified by sample number. Typically samples are 1 metre long in the possible high grade zones; outside these zones, sample intervals are 1 metre or 1.5 metres in length. The analytical quality assurance program includes systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material standards for each batch of samples sent for analysis. Some reject samples are sent to an external laboratory (Lab Expert of Rouyn, Noranda) for re-assaying. In addition, some reject samples are sent to ALS Chemex at Val d’Or for base metal content determination as well as gold and silver assays. A data verification program is in place.

vii)	Drilling

Orbit Garant Drilling had been the drilling contractor on site since 2004 until August 2013. Eleven electric drills (from underground) were running between January and December 2012. Hole lengths vary from less than one hundred metres to 2.0 kilometres. Core recovery is usually very good (greater than 95 per cent) except for the main fault zone and sericitic schist intervals where recovery may locally decrease to 50 per cent. Even when the recovery is good, the RQD is generally poor within the main fault zone area. All exploration holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Down hole surveys are performed at nominal 50 metre downhole intervals with Reflex or Flexit tools depending on the instrument availability.

viii)	Security of Samples

All samples were sent to the Doyon Gold Mine laboratory and to a commercial laboratory as of late 2013. A complete QA/QC program is then incorporated into the mine’s own quality control system. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted into the sample stream.

ix)	Exploration Drilling

Four underground drills, working on the exploration drilling program below the 132 level, drilled over 8,000 metres during 2013. In addition, seven drills focused on in-fill and delineation work, drilling nearly 72,000 metres during the year. The Company has acquired additional confidence in the inferred resources and the remaining exploration potential.

The potential to find more resources on both sides of the Bousquet fault is considered good, especially at depth and to the west on the three mineralized corridors. On the eastern side, the boundaries of mineralization require further definition drilling and all known zones remain open at depth. The 2014 exploration program has been designed at closer spacing (80 metres X 80 metres) for shallow depth (500 metres below the 14th level) and greater spacing at further depths. Planned development will provide access for detailed evaluation drilling on Zone 2 and the North Corridor for the same period.

x)	Mining Operations and Processing

The ore will be processed at the existing mill complex at the Doyon Gold Mine. This mill was refurbished in 2012 and was progressively commissioned during the last quarter of 2012 and up until March 2013. The nominal design capacity of the refurbished mill is 850,000 tonnes per year and ore from the Westwood Gold Mine will be processed according to the Westwood Gold Mine’s production schedule. The start-up of the mill occurred on March 21, 2013.

The ore will be trucked to the Doyon Gold Mine mill at a distance of approximately 2 kilometres for crushing and then conveyed to ore bins using the existing conveyor system. The existing SAG mill and ball mill will also be utilized. Cyanide destruction will be increased to treat 100 per cent of the tailings. In 2013, the existing gold recovery circuit underwent some repairs and improvements. Tailings disposal includes the use of desulphurized tailings for reclamation cover materials at the Doyon Gold Mine’s tailings impoundments, underground paste backfill and in-pit disposal.

A bulk sample from the 84-0 level, Zone 2-30 of the Westwood Gold Mine has been processed inside the actual Doyon Gold Mine’s mill circuit. A total of 8,366 tonnes were processed in July 2009. The results from the bulk sample treatment met expectations, achieving 96 per cent gold recovery. Mineral processing and metallurgical testing will continue to be carried out on the different ore zones.

During 2012, shaft sinking reached a depth of 1,931 metres, with starting up of the 140-0 loading and 156-0, 180-0 and 192-0 stations. Underground development work totaled 14,017 metres of lateral and vertical excavation.

The Westwood Gold Mine is expected to commence commercial production in the third quarter of 2014. The Company’s outlook for 2014 for the Doyon division is expected to range between 100,000 and 120,000 ounces of gold, with a ramp-up of the Westwood Gold Mine to full capacity expected by the end of 2016.

At the end of 2013, the Westwood Gold Mine employed 568 employees and 147 contractors.

After the Doyon Gold Mine ceased production at the end of 2009, the mills at the Doyon Gold Mine continued to process ore from the Mouska Gold Mine. The collective agreement originally negotiated for employees at the Doyon Gold Mine now covers employees at the Westwood Gold Mine. In December 2012, a new collective agreement was signed with the workforce retroactively in effect from December 2011 and running until November 2017. The employees at the Mouska Gold Mine are covered by their own collective agreement.

xi)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 5 of Item III below.

xii)	Environment

Information on the estimated amount of restoration and closure costs for the property is provided in Section 6.2 of Item III below.

1.2	Doyon Division – Mouska Gold Mine

i)	Property Description and Location

The Mouska Gold Mine is located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada and, together with the Westwood Gold Mine, comprises the Doyon Division. The Mouska Gold Mine is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region and is held 100 per cent by the Company.

The Mouska Gold Mine is a 792-hectare property held through 22 claims and two mining leases, one expiring on August 6, 2021 and the second on April 5, 2018. The property’s production is subject to two royalties. The first, a 2 per cent royalty on the value of gold recovered is payable to Franco-Nevada Corporation. The second royalty is a 0.2 per cent royalty on gold produced, payable to the estate of an individual.

ii)	Accessibility, Local Resources and Infrastructure

The Mouska Gold Mine is readily accessible by existing paved roads and benefits from available water supply and electric power supply sources.

The Mouska Gold Mine’s principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. All of the ore mined is processed at the Doyon Gold Mine’s milling facilities. Access to underground is via a main shaft of 485 metres and an internal shaft of 560 metres. The internal shaft is located 1.2 kilometres east from the main shaft. A ramp is located near the internal shaft on Level 15 to access reserves at depth.

iii)	Geological Setting and Mineralization

The Mouska Gold Mine lies in the southern portion of the Archean Abitibi volcanic belt within the Bousquet Formation of the Blake River Group (“BRG”), otherwise known as the Cadillac-Bousquet gold belt in the Abitibi region of Québec. The stratigraphy trends east-west and dips steeply to the south. The BRG is overlain to the north by sedimentary rocks of the Kewagama Group and overlies sedimentary rocks of the Cadillac Group to the south. The contacts between the BRG and the adjacent sedimentary groups are characterised by extensive zones of deformation. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes on the BRG volcanic rocks.

The Cadillac-Bousquet belt is one of the largest gold producing districts of the Abitibi greenstone belt, Québec’s most productive metal mining region. The belt hosts several large deposits including La Ronde, Bousquet 2, Bousquet 1, Doyon and Mouska. These deposits lie within the intensely altered and deformed corridor of the BRG known as the Doyon-Dumagami deformation zone. Current reserves and resources combined with historical production from these mines exceed 28 million ounces of gold.

The Mouska Gold Mine’s gold deposit is hosted by volcanic and plutonic rocks of the BRG. Volcanic rocks dominate and are primarily basaltic to andesitic in composition. Economic mineralization is associated with laterally and vertically continuous narrow quartz veins of less than one metre in thickness. Veins strike East-South-East, dip sub-vertically and contain 5-15 per cent pyrite-pyrrhotite and 1-10 per cent chalcopyrite. Economic lenses occur in andesitic volcanics and in the Mooshla intrusive, which occupies the south-eastern third of the property. The intrusive hosts the current known reserves.

iv)	Drilling, Sampling and Analysis, and Security of Samples

All drill collars are surveyed and down hole surveys are conducted in exploration holes. The logging and sampling of drill holes are carried out in accordance with industry standards. Exploration core is split and mineralized zones sampled on 0.5 to 1.5 metre lengths. Whole core is usually sampled in areas of definition drilling. In unmineralized areas, sample lengths may be up to 3 metres. Most core samples were assayed at the Mouska Gold Mine’s laboratory and at a commercial laboratory as of late 2013. Samples from mineralized areas are assayed by fire assay method while unmineralized samples are assayed by atomic absorption (“A.A.”). All samples with values greater than 3 g Au/t obtained with the A.A. method are assayed again by fire assay.

At the Mouska Gold Mine, all samples were assayed by fire assay method with A.A. finish and all values greater than 3 g Au/t obtained with the previous method were re-assayed twice by fire assay with gravity finish.

The quality assurance procedures and assay protocols followed at the Mouska Gold Mine conforms to industry-accepted quality control methods. The QA/QC program at the Mouska Gold Mine includes assaying of re-numbered pulps and rejects and the addition of standards and blanks by the geology department. Pulps and rejects are routinely submitted to a commercial laboratory for external check assays.

v)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 5 of Item III below. Pierre Lévesque, Head of Geology, and Emilie Williams, Chief Engineer, are the “qualified persons” for the Mouska Gold Mine for the purposes of NI 43-101 and are responsible for all mineral resource and mineral reserve estimates for the Mouska Gold Mine, as at December 31, 2013.

vi)	Mining Operations

The Mouska Gold Mine is using sub-level stoping with paste fill, although shrinkage mining may be used in some cases. All ore is processed on site. Since 2012, no more copper concentrate will be produced after the decision to dismantle the flotation circuit was made. The ore mined from the Mouska Gold Mine will be stockpiled and batch processed in 2014. Based on mineral reserves as at December 31, 2013, the Mouska Gold Mine is expected to close at the end of the second quarter of 2014, with restoration scheduled for 2014.

The following table indicates operating information for the Mouska Gold Mine, for the last two years.

Mouska Gold Mine	2013	2012
Gold production (ounces)	63,000	4,000
Tonnage milled (tonnes)	150,000	0
Grade milled (g Au/t)	14.39	0
Recovery (%)	92	0

Information on mineral resources and reserves is provided in Section 5 of Item III below.

Hourly employees at the Mouska Gold Mine are unionized. The collective agreements regarding employment of hourly employees for the Mouska Gold Mine, which were to expire on October 17, 2013, have been extended until the closure of the mine. At the end of 2013, the Mouska Gold Mine employed approximately 71 individuals and 27 contractors.

vii)	Environment

The EMS for the Doyon Division are certified under the 2004 revision of the ISO 14001 Standard and remains in compliance with the certification. The Mouska Gold Mine successfully passed the ISO 14001 recertification audit in November 2010.

The EMS is built on a database describing operational activities and their impacts or risks on the environment. Operational procedures aim at controlling the activities to minimize such impacts. Continuous improvement of environmental performance is obtained through programs with objectives and targets. Emergency response plans and closure plans for reclamation are also prepared.

Updated closure plans for the Doyon property, consisting of closure plans for the Doyon Gold Mine and the Westwood Gold Mine were approved by the Québec Government in March 2012 and July 2012, respectively. Operations at the Mouska Gold Mine will cease at the end of the second quarter in 2014 with the exhaustion of the ore reserve. The reclamation will begin with the removal and salvage of equipment from the underground operation and flooding of the mine will commence in the third quarter of 2014. Surface infrastructure salvage and demolition will proceed during the third and fourth quarter of 2014. Monitoring of the property will begin in 2015 and will continue until stability has been demonstrated.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 6.2 of Item III below.

viii)	Exploration and Development

No exploration work was performed at the Mouska Gold Mine in 2013. The current resource inventory was downgraded during the fourth quarter of 2012 following the decision to close the Mouska Gold Mine at the end of the second quarter of 2014. Total reserves are estimated at 20,000 tonnes grading 15.6 g/t Au for 10,000 ounces.

ix)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Quebec are also subject to a mining duty with a statutory tax rate of 16 per cent.

1.3	Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the ‘‘Côté Gold Report’’) entitled ‘‘NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada’’ dated October 24, 2012, prepared by Roscoe Postle Associates Inc. (“RPA”), Jamie Lavigne, M.Sc., P.Geo., and William E. Roscoe, Ph.D., P.Eng and subsequent mineral resource estimate dated December 31, 2012, completed by RPA. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Côté Gold Report which is available for review on SEDAR at www.sedar.com. The Côté Gold Technical Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

i)	Property Description and Location

The Côté Gold Project consists of a collection of properties assembled through staking and various option agreements. The Côté Gold Project area is located southwest of Gogama, Ontario, and extends from Esther Township in the west to Champagne Township in the east, a distance of approximately 57 kilometres. The properties cover an area of approximately 516 kilometres2. They are bisected by Highway 144 and are approximately 200 kilometres north of Sudbury via Highway 144 and approximately 120 kilometres southwest of Timmins via Highways 101 and 144. This area is in the Porcupine Mining Division.

On April 27, 2012, the Company announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly-owned subsidiary, all of the issued and outstanding common shares of Trelawney through a plan of arrangement. On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney. Under the terms of the transaction, former shareholders of Trelawney were entitled to $3.30 in cash for each Trelawney common share held. The total purchase price amounted to $542.6 million. The transaction costs were $6.2 million and cash and cash equivalents acquired were $57.9 million. The shares of Trelawney were subsequently delisted and Trelawney remains an indirect 100 per cent-owned subsidiary of the Company. All of the interests in the property groups are owned by the Company through Trelawney and its various subsidiaries and are subject to property agreements in effect at the time of acquisition.

A title opinion prepared by a Canadian law firm dated June 20, 2012 confirmed Trelawney’s interest in the Côté Gold Project.

The Côté Gold Project area comprises ten property groups: Chester, Sheridan Option, Trelawney Mining & Exploration, Ontario 986813 Ltd., Sanatana Option, Trelawney Augen Acquisition Corp. East (Sanatana right of first refusal) and West, Huffman Lake Option, Falcon Gold Option, and Leliever properties.

The Chester Property, within which the Côté Gold deposit is located, includes 56 claims, 28 patents, and three leases with a total area of approximately 1,936 ha. RPA is not aware of any known environmental liabilities associated with the Côté Gold Project, the Chester Property, or any of the other property groups.

ii)	Accessibility, Local Resources and Infrastructure

The Côté Gold Project is located southwest of Gogama, Ontario. The property is bisected by Highway 144 and is approximately 200 kilometres by road north of Sudbury, along Highway 144 and approximately 120 kilometres by road southwest of Timmins via Highways 101 and 144. Access to the property is by a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east-west along and below the southern part of the project area.

The climate of the project area is continental in nature, with cold winters (-10°C to -35ºC) and warm summers (+10°C to +35°C). In this area, winter conditions can be expected from late October to early April. Precipitation averages 80 centimetres a year with a substantial portion in the form of snow averaging 2.4 metres per year.

The nearby town of Gogama (population 600) is on the CN railway line and is also connected to the regional electric power grid, but has few resources related to exploration and mining. However, Sudbury and Timmins are only about 200 kilometres and 120 kilometres distant by road, respectively. Either centre has mining suppliers and contractors plus experienced and general labour.

The main infrastructure on the Chester Property is a 3 metre by 5 metre, 1,675 metre decline to a final depth of 162 metres plus 700 metres of lateral drifting on five levels. This is referred to as the Chester 1 Project, which is located several kilometres east of the Côté Gold deposit. There is a shallow shaft (Bates) on the east end of the main vein structure and 90 metres of raises in mineralization. This is all located on Lease CLM 270 and Mining Lease P1222832 (Chester 1). The development work was completed from 1986 to 1989, but production was not achieved. The project is now connected to a 24 kV line from Shining Tree Substation on the provincial power grid.

The area is typical of glaciated terrain of the Canadian Shield. The topography is gently rolling, with high points seldom exceeding 50 metres above local lake levels. Elevations on the property are generally between 380 and 400 metres above sea level. The higher ground usually has a veneer of glacial till or soil over bedrock. There is only a few percent of outcrop, mostly confined to higher ground. Low ground is covered by deep glacial till and frequent small lakes and/or swamps. Most of the area has been logged in the last 30 years so that vegetation is generally small second growth poplar, birch, spruce and pine. Poplar, birch, and white pine are common on the higher ground and spruce in the lower, wetter areas.

iii)	History

Prospecting and exploration activity in the vicinity of the Company’s properties began about 1900 and has continued sporadically to the present time. In the early 1930s and 1940s, a significant amount of prospecting and trenching was carried out plus the sinking of a few shallow shafts and some minor production from the Young-Shannon, Murgold-Chesbar and Jack Rabbit properties. From the early 1970s to about 1990, there was a great deal of surface work and drilling performed along with some limited underground investigations. With the consolidation of control of a group of properties in 2006, a reappraisal of the potential of several interesting gold prospects became possible. Trelawney acquired the properties in 2009 and began the exploration work that led to the discovery of the Côté Gold deposit.

Dewatering of the underground workings began in February 2010 and portal and underground rehabilitation began in the second half of 2010. Through early 2011, Trelawney recovered an underground bulk sample consisting of approximately 10,000 tonnes of mineralized material. Later in 2011, the Project was placed on care and maintenance.

iv)	Geological Setting and Mineralization

Chester Township is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Swayze belt contains a diversity of extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. Igneous rocks predominate and include both volcanic and plutonic rocks. The Swayze area underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high-strain zones and late brittle faulting.

The Chester Township area overlies a narrow greenstone belt assemblage, which separates the Kenogamissi Granitoid Complex to the north from the Chester Granitoid Complex to the south. The Ridout Deformation Zone, a major east-west high-strain zone, is within the greenstone belt rocks.

The Company’s Chester Property is underlain by calc-alkalic pyroclastic metavolcanic rocks of felsic to intermediate composition (Chester Group), felsic to intermediate, heterogeneous, granitoid intrusive rocks of the Chester Granitoid Complex and related migmatites.

Two different types of gold mineralization are recognized on the Chester Property. The historically important mineralization can be termed quartz vein and fracture associated, while the new Côté Gold discovery is viewed as an Archean gold porphyry deposit. Any genetic or temporal relationships between the two types of gold mineralization are unknown at this time.

The Côté Gold deposit mineralization consists of low to moderate grade gold ± copper mineralization associated with brecciated and altered, intermediate to locally mafic intrusive rocks. Mineralization occurs in the form of disseminated and fracture-controlled sulphides which generally correlate with the gold values. Gold mineralization is closely associated with the sulphides (pyrite, chalcopyrite, molybdenite, rare pyrrhotite) and visible gold is often present where molybdenite occurs.

The brecciated/mineralized lithologies have been affected by at least four distinct hydrothermal alteration events, two of which are pervasive and two vein/veinlet and fracture controlled. The pervasive alteration phases are mineral assemblages representing potassic and sodic alteration types. The vein/veinlet and fracture controlled alteration events are mineral assemblages representing phyllic and propylitic alteration types.

v)	Drilling, Sampling and Analysis, and Security of Samples

In 2009-10, Trelawney drilled 47 holes totalling 23,500 metres on the Côté Gold deposit and during the period from January to September 2011, a further 82 surface DD holes for a total of 42,199 metres were drilled. All of the holes were targeted on the Côté Gold deposit for the purpose of determining the extent of the mineralized zone and to provide sufficient data to permit resource estimation. Continued drilling on the Côté Gold deposit has largely been focused on infill drilling to support the estimation of indicated resources. Since the completion of the February 24, 2012 mineral resource update, a further 79 holes totalling 44,856 metres were completed (including assays) and included in the current estimate.

Through the 2011-12 drilling program, five drilling contractors have been involved: Ronkor Diamond Drilling Ltd. from Sudbury, Ontario, Marathon Drilling Company Ltd. from Greely, Ontario, Bradley Brothers Limited from Rouyn-Noranda, Quebec, Landdrill International Inc. from Moncton, New Brunswick and Summit Drilling from Sudbury, Ontario. A variety of drilling rigs have been employed, with the major criteria being the ability to drill to a depth of 500 metre to 1,000 metre with NQ (or BTW) tools. NQ-sized holes were cased north-west into bedrock and drilled NQ size (47 mm) to depth. Holes were spotted on a grid and collar sites surveyed by differential GPS. On rare occasions, holes were reduced to BQ if drilling problems were encountered.

The three-dimensional location of the Company’s holes is determined with a FlexIt instrument in single point mode, which measures the dip and azimuth at 50 metre intervals down the hole with an initial test taken 10 metre below the casing and a final at the bottom. Holes drilled by Bradley Brothers Limited were surveyed with a Reflex instrument in multishot mode, taking measurements of dip and azimuth at 50 metre intervals down the hole.

For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing was pulled.

Drilling on the Côté Gold deposit continues to indicate a large volume of brecciated, intrusive rock mineralized with low to moderate gold values over wide intervals. Some of the better intercepts are calculated using a cut-off grade of 0.3 g/t Au and a maximum internal dilution of five metres, where all assays are capped at 25 g/t Au. The true widths of individual intercepts are not known.

The mineralized rocks at the Côté Gold Project include diorite, granodiorite and gabbro as well as variably altered and brecciated combinations of all three. Mineralized or unmineralized, the core is very competent except for very local, metric intervals of blocky core where minor faults are encountered. One larger fault has been encountered in the western portion of the Côté Gold deposit with true widths varying from 5 metres to 10 metres. Overall, the Company estimates 99 per cent core recovery.

The sampling interval is established by minimum or maximum sampling lengths determined by geological and/or structural criteria. The minimum sampling length is 30 centimetres to 50 centimetres, while the maximum length is 1.5 metres. The typical sample length in most of the mineralized zones is one metre.

Sample intervals are tagged in a procedure requiring the geologist to clearly mark the start and end of each sample on the core with a grease pencil. The geologist or geological technician transfers all sample intervals to a sample book. Each page in the sample book represents a unique number with two identical sample tags. The borehole number and sample interval are transferred to one of the tags and recorded in the logs. One tag is placed in a plastic sample bag with the sample and the second is stapled in the core box beneath the representative half sample. This method of recording sample numbers is a quality control measure that ensures that the proper sample tag is inserted into the correct sample bag. During this procedure, the location for the insertion of standards and blanks into the sample sequence is noted.

The Company saws and samples the entire length of a drill hole. Diabase dikes that occur within the sequence are not sampled except for two one-metre shoulder samples at the upper and lower contacts of the dike. All unsampled diabase is inserted as blanks into the assay sequence.

Prior to sawing, geotechnicians orient the core for cutting to mitigate biased sampling procedures. Sawn core is placed in the core box with the cut facing up and the top half of the core is sent for assay. The remaining half of the core is stored in racks or pallets at the core farm facilities located at Camp #1 near Gogama, Ontario.

Geotechnicians sample the core after logging. For QA/QC purposes, the Company inserts one gold standard sample or one blank diabase sample at every twelfth sample interval. Nine OREAS (Ore Research & Exploration Analytical Standards) gold standards ranging from 0.116 g/t Au to 8.79 g/t Au have been acquired from Analytical Solutions of Toronto. The Company also has Accurassay set aside the pulp from one out of every 10 samples to be sent to a second laboratory as a check assay.

Samples, standards, and blanks are tagged and sealed in plastic bags, which are put into rice bags and sealed with security tags. The sealed rice bags are placed on pallets in a secure area of the camp. Gardewine Transport collects the bagged samples from the Côté Gold Project’s camp twice a week and delivers them to the Accurassay sample preparation facility in Sudbury from where they are forwarded by Accurassay to its analytical laboratory in Thunder Bay, Ontario.

The Accurassay laboratory is accredited to the ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434. For sample preparation, the Company requests that samples be crushed to -8 mesh after which a 1,000 gram subset of each sample is pulverized to 90 per cent passing -150 mesh. Assays are completed using a standard fire assay (FA) with a 30 gram aliquot and an atomic absorption (AA) finish. For samples that return values of between 2 g/t Au and 5 g/t Au, another pulp is taken and fire assayed with a gravimetric finish. Samples returning values greater than 5 g/t Au are reanalyzed by pulp metallic analysis.

All samples are subject to a 33-element inductively coupled plasma (“ICP”) scan, Accurassay procedure ICP 580.

The split sample material sent for assay is for the most part an accurate reflection of one half of the core and should be free of bias because of the relatively competent nature of the core recovered. The mineralization is heterogeneous by nature, however, and duplicate samples will reflect that fact. Due to the high rate of core recovery within the mineralized zone, assays are considered to be reliable. The true widths of mineralized intersections are not yet known.

The Company determines the bulk density of samples by the water immersion method. Bulk densities are determined for barren host rocks and for the full length of sample intervals sent for assay.

RPA concurs with the adequacy of the samples taken, the Company’s QA/QC program, the security of the shipping procedures, and the sample preparation and analytical procedures at the Accurassay laboratory in Thunder Bay.

RPA has completed site visits to the Chester exploration property and has reviewed exploration, drilling, logging, and sampling procedures with Trelawney and the Company’s personnel. Through the observation of core and outcrop during the site visits and through the independent review of reports and geological literature, RPA has reviewed the geology of the Côté Gold deposit. With respect to geology and drill core logging, RPA noted inconsistency in the recording of rock types in the DD hole logs and subsequently portrayed on interpreted drill sections. With respect to sampling and drill core logging, RPA noted inconsistent sampling practice where samples crossed obvious lithological or mineralization limits or contacts. RPA recommends that the Company implement systems to provide consistency in recognition and recording of rock types and alteration types and ensure that samples adhere to obvious geological contacts.

The Company inserts control samples at a frequency of one control sample in a total of every 12 samples submitted to Accurassay. The control samples consist either of a Certified Reference Material (“CRM”) or a blank. During 2012, the Company used nine different CRMs with gold values ranging from 0.334 g/t to 8.79 g/t. For blanks, the Company has used barren diabase dike drill core recovered from the Côté Gold deposit drilling and commercially acquired silica blanks. A total of 2,227 blanks and 1,634 CRMs were analyzed from December 31, 2011 to August 1, 2012.

The Company has check assays on pulp rejects completed at ActLabs in Ancaster, Ontario. A total of 1,544 samples were analyzed at ActLabs. All of the samples were analyzed using the FA-AA method and 20 samples that produced over-ranges were also analyzed with the FA-Gravimetric method. These analytical methods and sample preparation protocol are equivalent to that used by the Company at Accurassay.

vi)	Mineral Resources

The Mineral Resource estimate was completed using Gemcom GEMS 6.4 software and employs a conventional approach including 3D geological modelling, block modelling, and ordinary kriging grade estimation. The Mineral Resource is reported at a cut-off grade of 0.3 g/t Au and a gold price of US$1,600 per ounce. High grade gold assays were capped at 15 g/t Au and 20 g/t Au depending on the zone.

MINERAL RESOURCE ESTIMATE – DECEMBER 31, 2012

IAMGOLD Corporation – Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Moz)
Indicated	269	0.88	7.61
Inferred	44	0.74	1.04

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral resources are estimated at a cut-off grade of 0.30 g/t Au.
3.	Mineral resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
4.	High grade assays are capped at 15 g/t and 20 g/t depending on the sub-domain.
5.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.
6.	The Mineral Resource Estimate is constrained within a Whittle Pit shell using assumed costs and the above noted gold recovery and gold price.

The Mineral Resource estimate as reported in the table above is the part of the block model that was constrained within a preliminary pit optimization shell using preliminary gold recoveries for the Côté Gold deposit and assumed costs and gold price. The Mineral Resources are classified as Indicated and Inferred and follow the CIM Standards.

The Côté Gold Mineral Resource was estimated using only DD hole data. All holes have been drilled from surface utilizing a locally established grid. The location of all DD holes have been surveyed and reported in Universal Transverse Mercator map projection North American datum of 1983 (“UTM NAD83”) coordinates. The current Mineral Resource estimate is based on 293 DD holes, totalling 158,047 m, and 154,823 assayed samples as summarized below. This represents an approximately 40 per cent increase in the information available for the December 31, 2012 resource estimate relative to the previous estimate dated October 24, 2012.

DATABASE SUMMARY

IAMGOLD Corporation - Côté Gold Project

	Current	Previous	Change	% Change
Number of Holes	293	208	85	41%
Number of Metres	158,047	110,722	47,325	43%
Number of Downhole Survey Readings	4,122	2,820	1,302	46%
Number of Samples Assayed	154,823	110,880	43,943	40%
Number of Specific Gravity Determinations	553	553	0	0%

Most of the additional drilling completed on the Côté Gold deposit was in-fill drilling on 50 metre spaced sections within the previously drilled 100 metres spaced sections over a strike length of approximately 1,400 metres. Gaps, where the current drill information is at a spacing greater than 50 metres, are either due to the drill holes that were being processed (logged and sampled) at the time of preparing the current estimate or because of limited access to parts of the deposit due to water and swamp cover.

RPA verified the updated database using the database verification tools in Gemcom. RPA compared a number of laboratory assay certificates as against the database entries and carried out general inspection of the data, which included evaluation of the drill hole data on plans and sections. Upon completion of the database verification process, RPA concluded that current data omissions and potential errors would have minimal impact on grade estimation and that the database was satisfactory for Mineral Resource estimation.

Two main domains of mineralization have been interpreted at the Côté Gold Project and are referred to as the Southwest (“SW”) domain and the Northeast (“NE”) domain. The SW and NE domains are separated by a west striking, steeply north dipping fault zone and are intruded by vertical to steeply dipping, north-northwest striking, post mineralization diabase dykes. This interpretation formed the basis for the October 24, 2012 Côté Gold Mineral Resource estimate. RPA evaluated this interpretation using the updated drilling data and concludes that it remains a reasonable framework for geological modelling and resource estimation of the Côté Gold deposit. RPA expanded and modified the interpretation of the NE and SW domains to incorporate the new DD.

Each of the SW and NE domains is characterized by a single, large, continuous, and comparatively thick body of mineralization referred to as the SW Main Zone in the SW domain and NE Main Zone in the NE domain. Both the NE and SW domains also include smaller, thinner, and less continuous zones of mineralization but the SW Main and NE Main zones represent greater than 90 per cent of all the mineralization. The SW Main and NE Main zones have each been further divided into Upper and Lower subzones. The Upper sub-zones are characterized by an irregular, flat to moderately dipping geometry that “rolls” to a steeper north dipping orientation that characterizes the Lower sub-zones.

Mineralization at the Côté Gold deposit occurs in all of the intrusive rock types and breccias with the exception of the diabase dikes that post-date mineralization. RPA has plotted and evaluated the lithology data from the re-logged holes and notes a more consistent distribution of gabbro (re-logged as diorite) occurring dominantly peripheral to, and within, the upper, northern, hanging wall margin of the NE and SW mineralization domains and also in general mantling the mineralized bodies. This spatial association suggests that the diorite distribution may have some control on the shape and distribution of mineralization.

Statistics describing the Au assay data have been calculated for the SW Main and NE Main zones as well as for each of the Upper and Lower sub-zones. The statistics for the Upper and Lower sub-zones in both of the SW and NE Main zones are summarized below. In both the SW and NE Main zones, there is a significant difference in average grade between the Upper and Lower sub-zones.

In all cases, the Au statistics are characterized by a strong positive skew, a relatively high coefficient of variation, and in the case of the uncapped data, the occurrence of a few spectacularly high grade assays.

AU ASSAY STATISTICS BY SUB-DOMAIN

IAMGOLD Corporation - Côté Gold Project

	SWUpper		SWLower		NEUpper		SELower
Statistic	Au(g/t)[1]	Au(g/t)[2]	Au(g/t)[1]	Au(g/t)[3]	Au(g/t)[1]	Au(g/t)[2]	Au(g/t)[1]	Au(g/t)[3]
N	12,555	12,555	8,748	8,748	6,569	6,569	18,751	18,751
Mean	1.11	0.93	0.83	0.75	1.26	0.89	0.90	0.73
Length Weighted Mean	1.11	0.93	0.83	0.76	1.14	0.85	0.88	0.72
Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Q1	0.09	0.09	0.10	0.10	0.11	0.10	0.10	0.10
Median	0.31	0.31	0.30	0.30	0.33	0.32	0.27	0.27
Q3	0.89	0.89	0.74	0.74	0.82	0.82	0.66	0.66
Maximum	312.65	20.00	98.20	15.00	785.09	20.00	541.22	15.00
Standard Deviation	5.77	2.13	2.78	1.56	12.99	2.11	5.94	1.65
Coefficient of Variation	5.20	2.28	3.35	2.08	10.33	2.38	6.59	2.26
Skewness	30.44	5.91	17.23	5.78	45.93	6.43	54.11	5.89

Notes:

1.	Assays uncapped.
2.	Assays capped at 20 g/t.
3.	Assays capped at 15 g/t.

The strongly skewed distribution of the assay data and the relatively high coefficient of variation that characterize all mineralization domains, zones, and sub-zones indicate that high grade outliers may have a disproportionate influence on the average gold grade and need to be capped for use in grade estimation. To estimate the gold grade capping levels, RPA has evaluated histograms and log probability plots and has completed a decile analysis for each of the four sub-zones included in the NE and SW Main zones. Based on these analyses, a grade cap of 20 g/t Au was determined to be appropriate for the upper sub-zones and a grade cap of 15 g/t Au was determined to be appropriate for the lower sub-zones. For the SW Upper and NE Upper sub-zones, application of a grade cap of 20 g/t Au reduces the gold contained in the top percentile from 31.45 per cent and 39.56 per cent to 15.74 per cent and 14.17 per cent, respectively. Similarly, application of a 15 g/t Au grade cap reduces the contained gold from 24.69 per cent to 15.51 per cent in the SW Lower sub-zone and from 32.67 per cent to 14.50 per cent in the NE Lower sub-zone.

For the Mineral Resource estimate, a composite length of 5 metres was used based on the convention that the composite length be equal to half the block height that was used for resource estimation.

The bulk density of the Côté Gold Project drill core is determined at the project core logging facility using the conventional approach of weighing the samples dry and immersed in water. The average bulk density by rock type in the database is consistent with the average bulk density of rock types in the re-logged database. No correlation was recognized between density and gold grade.

The block model used for estimation of the Côté Gold deposit grade and tonnage consists of 10 metre by 10 metre by 10 metre blocks oriented N60°E in UTM coordinate space.

Blocks were assigned integer codes corresponding to their occurrence inside or outside of the mineralization wireframes. All blocks occurring wholly or partially within the diabase dykes were coded as dykes in addition to their occurrence inside or outside of the mineralization zones. All blocks above the base of overburden surface have been assigned a rock code of 0 and are not included in model grade/tonnage tabulations.

Based on the bulk density measurements completed at the Côté Gold deposit site and the development of the geological solids, three density values have been assigned to blocks. All blocks within the diorite interpretation (wireframe) have been assigned a density of 2.79 t/m3. All blocks collectively representing the felsic intrusive rocks and the breccias have been assigned a density of 2.71 t/m3. No specific gravity (“SG”) measurements have been completed on the diabase dykes, however, RPA has assigned a value of 2.91 t/m3 based on experience with this rock type elsewhere in the Abitibi of eastern Ontario.

Ordinary kriging was used for block grade estimation utilizing the two-structure spherical variogram models developed for the Upper and Lower sub-zones. For the Upper and Lower sub-zones in both of the SW Main and NE Main zones, the search orientation and range were set to the range and orientation of the respective second spherical structures. Block grade estimation utilized only the 5 metre composites that occur within the respective zone and sub-zones.

In all cases, most of the blocks were assigned Au grade in the first pass using the parameters described below. However, multiple passes were used to fill all blocks and the successive passes were based on doubling the search ranges and reducing the number of minimum samples required to three in each of the SW and NE sub-zones.

BLOCK MODEL GRADE INTERPOLATION PARAMETERS

IAMGOLD Corporation – Côté Gold Project

Domain	Group	Zone	Sub-zone	Variogram	Orientation	Range	Number of Samples
							Min	Max	Max/Hole
SW		SW100 (Main)	Upper	Upper	55/0/0	165/65/20	4	6	3
			Lower	Lower	-30/-75/0	60/150/75	4	6	3
	SWGRP 2	SW200		Upper	0/-20/0	100/100/30	2	6	3
		SW300
	SWGRP 3	SW301		Lower	0/-60/0	100/100/30	2	6	3
		SW400
		SW401

NE		NE100 (Main)	Upper	Upper	55/0/0	165/65/20	4	6	3
			Lower	Lower	-30/-75/0	60/150/75	4	6	3
		NE111		Upper	55/0/0	165/65/20	4	6	3
	NEGRP 3	NE200		Upper	0/-45/0	100/100/30	2	6	3
		NE300
		NE400
		NE500

Note: Structure orientation rotation of the ellipse axes is using the ‘ZXZ’ convention.

The block model volumes were checked against the wireframes volumes and differences were determined to be very minor and acceptable. Swath plots prepared at 50 metre level intervals indicate a reasonable comparison between average block grade and average composite grade. RPA notes that the swath plots show a consistent decrease in grade with increasing depth in the deposit for both the composite data and the block model grades. Block model grades were compared with composite grades on a section-by-section basis on both vertical section and plan view. The comparison indicates an acceptable local agreement between block grades and composite grades.

In order to comply with the CIM Definitions of “reasonable prospects for economic extraction”, RPA prepared a range of preliminary Whittle pit shells using the estimated costs and parameters shown below.

PRELIMINARY WHITTLE PIT SHELL PARAMETERS

Côté Gold Project

Item	Amount
Mining - $ per tonne waste	1.90
Mining - $ per tonne material above 0.30 g/t Au	1.75
Mining - $ increment per 10 m	0.013
Pit Wall Slopes (°)	35-45
Process - $ per tonne ore	9.00
G&A - $ per tonne ore	1.50
Gold Recovery (%)	93.5
Gold Price (US$)	1,600
Discount Rate (%)	6

For constraining the resource, IAMGOLD selected a smaller pit than the base shell generated by the inputs in the table above. This smaller pit more closely matches what might be selected as the basis for a pit design in an engineering study as it considers the time value of money when selecting the optimized pit shell.

Mineralization in the Côté Gold deposit is classified as Indicated and Inferred. Potentially Indicated blocks occur within the thick and continuous parts of the SW and NE Main zones. The smaller, thinner and less continuous zones of mineralization have been classified as Inferred. Potentially Indicated blocks are those that are assigned a gold grade in the first pass interpolation and occur within 2/3 of the first pass range. The distribution of these blocks was assessed on a section-by-section basis and continuous solids were created around “core” zones eliminating peripheral and isolated clusters of blocks. The Indicated solids also included “internal domains” where the first pass and 2/3 range criteria were not met but where the blocks were included as they occupied central and likely continuous parts of the zones. Mineralization extends significantly below the resource limits imposed by the preliminary Whittle pit and RPA notes that the blocks below the pit almost entirely occur outside of the first pass and 2/3 range criteria used for the classification of Indicated Resources within the pit.

RPA compared the distribution of mineralization in the in-fill holes used for this update with that used for the October 24, 2012 estimate (i.e., the wireframe shapes) and the Au summary statistics of the new and previous data sets and concludes that the general approach to estimation used historically remains reasonable for the current estimate.

MINERAL RESOURCE ESTIMATE – DECEMBER 31, 2012

IAMGOLD Corporation – Côté Gold Project

Classification	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Moz)
Indicated	0.25	278	0.86	7.68
Indicated	0.3	269	0.88	7.61
Indicated	0.4	244	0.93	7.32
Indicated	0.5	210	1.01	6.83

Inferred	0.25	47	0.71	1.07
Inferred	0.3	44	0.74	1.04
Inferred	0.4	36	0.83	0.95
Inferred	0.5	30	0.9	0.88

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
4.	High grade assays are capped at 15 g/t and 20 g/t depending on sub-domain.
5.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.
6.	The Mineral Resource Estimate is constrained within a Whittle Pit shell using assumed costs and the above noted gold recovery and gold price.

Information on mineral resources is also provided in Section 5 of Item III below.

vii)	Exploration and Development

The main focus of project activities on the Chester Property by the Company has been DD on the Côté Gold deposit. Underground exploration and evaluation ended when the Chester 1 project was placed on care and maintenance. Surface exploration on the eastern part of the Côté Gold Project area has included geological mapping, prospecting and outcrop sampling as well as some soil sampling. These programs were on the Sheridan Option, Trelawney, and Ontario 986813 properties. Since the formation of the Trelawney Augen Acquisition Corporation (“TAAC”), two ground geophysical surveys have been completed. One airborne survey was completed over the Sheridan Option Property.

Chester Property

The Company’s exploration on the Chester Property consisted mainly of drilling. The previous exploration at the property, including underground bulk sampling carried out by Trelawney was reported in a prior technical report for the property.

Sheridan Option Property

During the 2012 field season (April-September), work completed by the Company consisted of prospecting, geologic mapping and geochemical sampling (soil and rock). A total of 225 rock grab samples were collected, described and assayed. A total of 810 soil samples were collected at 50 metre spacing on 1,000 metre spaced lines. All sample locations and mapping data as well topographic features and infrastructure were integrated into the Project GIS. Approximately 73 kilometres of grid line cutting was completed, and on this grid 33 kilometres of induced polarization has been completed to date.

Trelawney Mining and Exploration Property

Grab samples of outcrop were collected from the Trelawney Mining and Exploration claims during the 2012 field season. This includes 11 samples from the Neville Block, 69 samples from the Benneweis Block, and 253 samples from the Yeo Block.

Ontario 986813 Limited Property

Geological mapping, prospecting and sampling was completed during the 2012 summer months (May-September). A total of 191 grab samples of outcrop were taken including 191 from the North Block, 536 samples from the South Block, and 215 samples from the East Block. Sample locations and geological mapping were compiled in the Project Geographic Information System.

TAAC West Property

Exploration on the TAAC West Property has been limited to two ground geophysical surveys. The dominant activity on the TAAC West Property has been DD and specifically at the Jerome deposit.

In 2013 over 23,600 metres of additional resource development DD was completed on the Côté Gold project with the primary objective to complete infill drilling in the central part of the Côté Gold deposit where access is better facilitated under winter freeze conditions. The campaign was concluded during the second quarter 2013 and results are being used to complete an updated resource estimate in support of the ongoing prefeasibility work. An additional 1,185 metres of DD was carried out during the third quarter 2013 to provide representative material for ongoing metallurgical test work.

viii)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Ontario are also subject to a statutory mining tax rate of 10 per cent.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane Gold Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings ‘‘Essakane Mining Convention’’ and ‘‘Mining Legislation and Permits’’) are based upon the technical report (the ‘‘Essakane Report’’) entitled ‘‘IAMGOLD Corporation: Updated Feasibility Study Essakane Gold Project, Burkina Faso’’ dated March 3, 2009 (effective June 3, 2008), prepared by Louis Gignac (President, G Mining Services Inc.), Ian Glacken (Principal Consultant, Optiro Pty Ltd.), John Hawxby (formerly, Senior Project Manager, GRD Minproc (Pty) Ltd. now known as AMEC GRD SA), Louis-Pierre Gignac (Senior Mining Engineer, G Mining Services Inc.), and Philip Bedell (Principal, Bedell Engineering Inc., who at the time the Essakane Report was prepared was Principal, Golder Associates Ltd.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Since the date of the Essakane Report, GRD Minproc (Pty) Ltd. (now known as AMEC GRD SA) has not conducted any additional work on the project. Lise Chénard, Director of Mining Geology, IAMGOLD Corporation, is the qualified person responsible for any scientific and technical disclosure including mineral processing and metallurgy relating to the Essakane project herein for any period following the effective date of the Essakane Report. AMEC GRD SA and its qualified persons are not responsible for the scientific and technical disclosure herein relating to any period following the effective date of the Essakane Report. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i)	Mining Legislation and Permits

The permits comprising the Essakane Gold Mine are subject to the Mining Law no. 031-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25 per cent of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IAMGOLD Essakane SA is required to maintain a reserve for future reclamation in connection with the Essakane mining permit. The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried interest. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3 per cent if the gold price is less than $1,000, 4 per cent if the gold price lies between $1,000 and $1,300, and 5 per cent if the gold price is greater than $1,300.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, taxes and royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The Burkina Faso Mining Code is presently under review by the Ministry of Mines and a final version was expected in 2013 but has not so far been submitted to Parliament.

ii)	Property Description and Location

The Essakane Gold Mine straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated some 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource are located within a 100.2–square-kilometre permit area. The permit area is surrounded by six exploration permits (the “Essakane Exploration Permits”) totalling 1,266.39 square kilometres. Five of the six Essakane Exploration Permits were granted by the Ministry of Mines in November 2009 for an initial three-year term ending November 2012, and were approved for renewal by the Minister of Mines, Quarries and Energy for a first three-year term on December 18, 2012. The sixth Essakane Exploration Permit was also approved for renewal for a second three-year term on that date and 25 per cent of the original area covered by that permit was relinquished. An application for a new permit on the relinquished area was subsequently filed and approved by the Minister of Mines, Quarries and Energy on May 6, 2013. On the same date all of the taxes due were paid. The ministerial decree is pending.

On April 2013, the International Court approved changes to the border between Burkina Faso and Niger. The new border intersects the most northern exploration permit (Dembam 2) on the southeast corner reducing the permit area from 237 square kilometres to 231.16 square kilometres. The total Essakane Exploration Permits area is now 1,260.55 square kilometres.

iii)	Type of Mineral Tenure

The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Laws, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. (“Orezone Resources”) on February 25, 2009, which indirectly controlled IAMGOLD Essakane SA. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising the Essakane Gold Mine as well as an industrial large gold mine exploitation permit were granted by the Minister of Mines, Quarries and Energy under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IAMGOLD Essakane SA.

IAMGOLD Essakane S.A. is a Burkinabé company created for the purpose of developing and operating the Essakane Gold Mine. The entity’s name was changed to IAMGOLD Essakane S.A. on July 5, 2012. The Company owns 90 per cent of the outstanding shares of IAMGOLD Essakane S.A., while the Government of Burkina Faso has a ten per cent free-carried interest in the outstanding shares in IAMGOLD Essakane S.A. The Government of Burkina Faso also collects a royalty between 3 and 5 per cent, depending on the price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, subsequent to the date of the Essakane Report, the mining convention (the “Essakane Mining Convention”) for the Essakane Gold Mine was signed by the Minister of Mines and Energy for Burkina Faso and IAMGOLD Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IAMGOLD Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IAMGOLD Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of IAMGOLD Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IAMGOLD Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane mining permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IAMGOLD Essakane S.A. or the Government of Burkina Faso for one or more periods of ten years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the Environmental Assessment had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the Environmental permit (the “Essakane Environmental Permit”) for the Essakane Gold Mine was issued by the Minister of the Environment on November 30, 2007.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane Gold Mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths.

There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IAMGOLD Essakane S.A. The climate is typically sahelian and with the temperature ranging from 50oC to 10oC. A wet season occurs between late May and September. Surface rights in the area of the Essakane mining permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane mining permit under condition that the current users are properly compensated. Electricity to the EMZ deposit is provided by on-site diesel generators; satellite communication is also available at the Essakane Gold Mine. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 megawatt power plant, fuelled with heavy fuel oil was built for the production phase. Another 31 MW of capacity was added in 2013 to power the expanded milling circuit. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

The Essakane Gold Mine initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Some 90-150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The tailings storage facility is located southwest of the surface mine and processing plant. The mine waste storage facility is located east of the surface mine.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) during the period from 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 grams of gold per tonne and achieved 73 per cent recovery. It is estimated that 250,000 ounces of gold has been extracted from the local area since 1992. At its peak, up to 25,000 miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The plant was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane Gold Mine (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,949 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,510 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD twins and extensions. Ranger mapped and sampled veins in the BHP trenches and decided to drill toward local grid east at a dip of –60 degrees.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen and Essakane (BVI) Limited entered into a members agreement which gave effect to the terms of an option agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane Gold Mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane Gold Mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane Gold Mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane mining permit was granted, which resulted in the transfer of the Essakane Gold Mine to IAMGOLD Essakane S.A.

Orezone Resources was the project operator at the Essakane Gold Mine from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate.

vii)	Geological Setting

The Essakane Gold Mine occurs in the Paleoproterozoic Gorouol greenstone belt in northern Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-North-East-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area. The Markoye Fault trends North-North-East through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)	Mineralization

The Essakane Gold Mine deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted within the lower meta-sedimentary sequence. The deposit occurs in an upright asymmetric anticline that plunges shallowly to the northwest. The highest concentration of quartz veins and gold mineralization occurs in the 50-70 metre thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steeply dipping extensional quartz veins; and (iii) axial planar veins and pressure solution seams in the fold axial zone.

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane Gold Mine deposit has a strike length of 2,500 metres and is open to the north, although economic mineralization follows the fold plunge to become progressively deeper.

ix)	Drilling

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. Since 2009, IAMGOLD Essakane S.A.’s drilling objectives were to infill drill to upgrade inferred resources, expand the resource inventory and better understand the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method

Most of the drill holes are sampled as one metre lengths of full core. The first one kilogram assay sub-sample is split out only after the sample had been crushed to 80 per cent passing 2 millimetres. The entire one kilogram sub-sample aliquot is pulverized to 85 per cent passing 75 microns and assayed without further sub-sampling. RC drilling during 2006 was mainly used as a pre-collar to DD holes. Drilling changed to DD as soon as wet samples were returned generally at a depth of 45 to 50 metres. In 2010, 99 holes were drilled entirely using RC drilling to a depth of 150 metres to investigate ore shoots at Essakane South. All the 5 1/4 to 5 1/2 inch RC holes were sampled at 1 metre intervals at the drill rig. The full 20 to 40 kilogram RC samples were reduced to 3 to 5 kilograms with an 8 to 1 riffle splitter. This was subsequently changed in 2006 to use rotary splitters to split out a 1 kilogram sample which was then pulverized to 90 per cent passing 75 microns and assayed by LeachWELL rapid cyanide leach. The one kilogram splits were re-assayed at SGS Tarkwa in 2006 and 10 per cent of the splits were sent to ALS Chemex in Ouagadougou during the 2010 campaign.

GF BVI completed a range of bottle roll leach and gravity concentration tests in late 2005 and demonstrated that the previous bulk leach extractable gold (“BLEG”) and LeachWELL bottle roll assays were biased low because of anomalously poor dissolution of coarse gold. GF BVI introduced a comprehensive QA/QC system involving insertion of certified standard reference materials supplied by RockLabs, which is still kept in place by the Essakane Gold Mine exploration team. Coarse quartz blanks were inserted as well.

xi)	Data Verification

A significant proportion of the assay data for the Essakane Gold Mine has been generated by previous operators. However, much of this historical data was generated either with inadequate QA/QC measures in place, or uncertified reference materials were used, and thus made the quality control measures equivocal. In 2007, RSG Global completed a review of the recorded quality control data for the Essakane pre-feasibility study. The key findings of this review are summarized below:

•	The use of uncertified (unaccredited) standards should be discontinued; the use of 250 gram standards for BLEG and LeachWELL cyanide leach assays should be examined.

•	Orezone Resources’ standards appear to have been mixed up during laboratory submission; much of Orezone Resources’ standard data appears unusable.

•	The Abilabs QA/QC results appear to be substandard.

•	A bias between BHP Fire Assay (“FA”) and BLEG assays may be the result of incomplete dissolution during the BLEG process.

•	Indications exist that unaccounted gold is present within samples that report BLEG results less than 1 g Au/t; this suggests that tails samples should be taken for all BLEG samples greater than 0.5 g Au/t.

•	Heterogeneity test work should be undertaken to optimize the sub-sampling protocol.

xii)	Mineral Processing and Metallurgical Testing

Early on, it was determined that a conventional crushing, milling CIL gold plant would be required and extensive leaching tests were conducted on various ore types.

Ore to the plant is a blend of the three weathered types predominantly with saprolite and transition (saprock) for the first three years with no fresh (hard rock). The original feasibility study contemplated a process plant throughput rate of 7.5 million tonnes per year. As part of the original construction, some debottlenecking improvements were made to the design resulting in a revised nameplate capacity of 9 million tonnes per year on 100 per cent saprolite ore. Due to operational improvements, actual plant throughput has improved beyond the constructed design capacity. Fresh rock mill feed has gradually increased from 2012 onwards. Milling rates reached 10.8 million tonnes in 2012 and will increase to 13 million tonnes for 2014 and thereafter will stabilize to 12 million tonnes when mill feed will have a higher proportion of fresh rock.

Additional metallurgical testwork was carried out during the work in designing the expanded plant. For the most part, the results of that testwork validated the work done as part of the original feasibility study in terms of reagent consumption, grind-recovery relationships and leach residency time. The most significant variance identified during the testwork was that the fresh rock grinding characteristics were found to be harder than in the prior study. The design of the new plant expansion incorporates sufficient grinding capacity to accommodate the differences identified and achieve the planned throughput.

The Essakane Gold Mine completed plant expansion construction in 2013, which included the addition of two more leach tanks on line A to improve residence time (and recovery) at the higher than design throughput rates and an addition of a pebble crushing circuit in closed circuit with the existing SAG mill to maintain throughput with the gradually increasing proportion of hard rock. Plant commissioning is planned to be complete by the end of the first quarter of 2014. The Company expects this expansion to increase production levels in 2014. As expected, ore grades in 2013 have been between 10 per cent and 15 per cent lower than the life of mine average, mainly due to the processing of lower grade ore stockpiled in prior years. Higher grades are expected in 2014 as the percentage of hard rock mined increases. The higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. The Company is exploring opportunities to reduce its power costs, including connecting to the national power grid in Ouagadougou.

xiii)	Mining Operations

Mining is carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. The annual mining rate was 36 million tonnes in 2012 and is expected to climb to 60 million tonnes per year in 2016 before decreasing gradually to the end of pit life. The weathered zones will continue to be sequentially mined over the life of the operation commencing with the saprolite and benches are on five metre heights in ore and ten metre heights in waste. Grade control samples are collected using RC drills and drill rigs are used for drilling production blast holes. Loading is accomplished with four hydraulic excavators and three wheel loaders. The truck fleet is composed of twenty-six 150-ton class and five 100-ton class trucks.

The great majority of waste material is being stored in the main overburden storage facility. Other mining infrastructure involves a mine office complex (mine offices, change house and canteen), equipment workshop with overhead cranes integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. The operating costs have been determined for three ore types, namely the saprolite ore, transition and fresh rock arenite/argillite ore. The tailings storage facility has an overall base of some 450 hectares and was developed in stages concurrent with mine production using thickened tailings disposal with full capacity to suit the current life of mine. Mine haul roads are 20 metres wide and constructed by the mining department to support the 150-ton mine haul trucks. The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Two office complexes are located in the mine plant area, one to service mine operations and maintenance and the other reserved for construction management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the mine coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support production is very substantial. Current manpower is approximately 3,000 workers, including contractors. The capital costs for infrastructure, processing facilities, plant and equipment, construction indirects, general services and pre-production development was approximately $448 million.

Production

Lise Chénard, Director, Mining Geology, IAMGOLD Corporation is the qualified person responsible for the information in the table below. The 2014 attributable production is estimated at between 315,000 and 330,000 ounces of gold.

The following table indicates operating information for the Essakane Gold Mine.

ESSAKANE GOLD MINE	2013	2012
Gold production (ounces) 100%(1)	277,000	350,000
Tonnage milled (tonnes)	10,613,000	10,762,000
Grade milled (g Au/t)	0.89	1.10
Recovery (%)	92	92

(1)	The production attributable to the Company in 2013 was 250,000 ounces and in 2012 was 315,000 ounces.

xiv)	Exploration and Development

In 2013, nearly 53,000 metres of delineation and resource expansion drilling were completed in conjunction with just under 64,802.5 metres of exploration drilling by the Company’s regional exploration group (outside the mine lease). Most of the delineation and resource expansion drilling was done in and around the pit area to confirm the continuity of deeper zones. Some definition drilling was also initiated at Falagountou and Essakane North and South in preparation for mining scheduled in 2014 and 2015. The 2014 exploration campaign will continue to evaluate the potential for additional resources below and around the main pit and further advance exploration prospects on the surrounding exploration concessions.

xv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 5 of Item III below.

xvi)	Environment

Information on the estimated amount of restoration and closure costs for the property is provided in Section 6.2 of Item III below.

2.2	Africa: Mali - Sadiola Gold Mine

i)	Property Description and Location

The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola Gold Mine area is located in the extreme west of the Republic of Mali, West Africa near the border of Senegal and Mali, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41 per cent, AngloGold Ashanti, which indirectly owns 41 per cent, and the Government of Mali, which owns 18 per cent.

IAMGOLD has an indirect right to exploit gold, silver (and related substances) and platinoids on the lands on which the Sadiola Gold Mine is located through the Sadiola Mining Permit issued on August 1, 1994 by the Minister of Mines, Energy and Water of the Republic of Mali to AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of IAMGOLD. The Sadiola Mining Permit was transferred from AGEM to SEMOS on March 6, 2000 by the Minister of Mines, Energy and Water of the Republic of Mali through the issuance of another mining permit.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company that holds the Sadiola Mining Permit, owns the Sadiola Gold Mine, and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75 per cent of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecasted operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all of the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders’ meetings with respect to any action requiring 75 per cent shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

ii)	Accessibility, Climate, Topography, Local Resources and Infrastructure

The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

The Kayes region is flat and low-lying, only 40 meters above mean sea level (“mamsl”), and is underlain by recent alluvial deposits of the Senegal River. The escarpment between Kayes and Sadiola, which is more rugged, is underlain by sedimentary rocks and is generally 200 to 300 mamsl. At the Sadiola mining area, the terrain is gently undulating with elevations ranging from 120 to 200 metres. Since 1994, the project area topography has been modified by the presence of the Main Pit (almost 200 metres deep), subsidiary pits, construction of the waste dumps and the soft ore TSF.

A 57-kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola’s diesel-powered generating sets, which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW. As part of the Sadiola Sulphide Project (“SSP”), as discussed under the heading Sadiola Sulphide Project below, a connection to the Mali electrical grid is being investigated, which would make available lower cost power for the Sadiola Gold Mine.

iii)	Drilling, Sampling and Analysis, and Security of Samples

Drilling programs are completed using either standard or core drilling (with a DD rig) techniques.

Sampling and Analysis

The majority of the samples used in the resource evaluation are from exploration and grade control drill chips from RC drilling. Exploration RC rigs are fitted with cyclones providing routine samples on a two metre basis. Sub-samples are split at the rig using a three tier stacked riffle splitter yielding a 2 to 2.5 kilogram sample. Grade control holes are sampled on a two metre basis. The drill rigs are fitted with a rotary cone splitter producing an automatic sub sample (Sandvik Rotaport sampling systems). RC samples too wet to pass through the riffle splitters are dried in an oven overnight and later split with the three tier riffle system. Drilling is normally stopped when the sample becomes too wet. Wet samples are flagged in the database.

Core from the DD holes are logged and split in half by a diamond saw. One half is bagged and dispatched for density determination and assay while the other half remains for reference in the core tray. Sample intervals are generally on a one metre basis with deviations as appropriate to account for changing geology.

The following laboratories are used for sample analysis:

•	SEMOS – onsite laboratory owned and operated by SEMOS processing all grade control. A 30 gram aliquot is routinely used for fire assay.

•	SGS Analabs in Kayes – used for processing exploration RC chips, diamond core and soil samples and some grade control samples when the SEMOS lab is full. SGS uses a 30 gram aliquot for sulphide material and a 50 gram aliquot for oxide material.

•	SGS South Africa - Booysens – used for processing QA/QC external lab checks.

The operator monitors analysis data quality with the implementation of QA/QC measures, which include the routine insertion of QC materials into the sample stream as well as regular audits and job observations. QC material comprise standard reference materials (“SRMs”), blanks, field and pulp duplicates and pulp reject repeats from previous sample submissions. These programs were run in addition to the normal QC insertions and monitoring undertaken in-house by SEMOS and SGS Analabs (Kayes). The SRMs are supplied by Rocklabs Limited for a variety of gold grade ranges.

For RC drill chippings, core or soil geochem samples, four QC materials are inserted per tray of 50 assays at SGS Analabs in Kayes and three QC materials are inserted per tray of 30 assays at the SEMOS laboratory from the QC box. The four materials will typically consist of SRMs, pulverised blanks and pulp duplicates from remaining material of a previous assay. Coarse duplicates are inserted at the sample dispatch yard at a rate of one every 20 samples.

All SEMOS resource drill hole data are stored in a custom designed relational database from Century Systems, now part of CAE Mining. The system is set up to check for errors to prevent geological overlapping and incorrect sample intervals. The system has user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. On completion of data entry, each drill hole is authorized by the project geologist. This effectively locks the data to prevent any further changes to the drill hole data. A secure audit trail is in place to document any access. The drill hole authorization is one of the internal SOX controls.

Resource modeling is undertaken by a dedicated team of on-site personnel supported by the Company’s corporate office and with consultants when required. Geological and grade models are constructed using DatamineTM software, and post processing of the estimates are carried out using the uniform conditioning technique within IstatisTM software to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual resource models and grade control models on a monthly basis. In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

iv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 5 of Item III below.

v)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti are equal partners in SEMOS and AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1 per cent of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4 per cent of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold Ashanti to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Production

The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. Ore extraction is currently being conducted at the FE4 and Tambali satellite pits and mining is expected to be completed in early 2015 with the depletion of oxide ore. Ore feed to the mill will then be sourced from the stockpiles until 2017.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at the Sadiola Gold Mine, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolmans, a mining contractor from South Africa with extensive open pit experience at the Sadiola Gold Mine and elsewhere. Grade control is effected by drilling 10 metre long vertical (or inclined) holes on a 10 metre by five metre grid. Ore is transported to run-of-mine stockpile, located between one kilometre and seven kilometres from the respective pits. Waste material is disposed of in dumps adjacent to the pits with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90 per cent of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby reducing feed variability and contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel leach circuits, collectively capable of treating approximately 4.6 million tonnes of saprolite ores per year.

The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. A proportion of harder ores or saprolite ores with some large hard boulders are fed to portable crushing and screening plants to reduce the size of the feed material, before being fed to the mineral sizers. The ore passes to surge bins located ahead of the two ball mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the ball mills before it passes into a conventional grinding and leaching circuit.

The discharge from the ball mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to a gravity circuit for recovery of coarse gold and then back to the regrind mill.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

Sadiola Sulphide Project (“SSP”)

In December 2010, a feasibility study on the mining and processing of the hard sulphide ore at the Sadiola Gold Mine was completed. The current Sadiola Gold Mine life of mine plan (without the sulphide reserves) indicates declining gold production over time going forward until 2017. The feasibility study projected an increase in production at the Sadiola Gold Mine to between 350,000 and 500,000 ounces per year (on a 100 per cent basis) with a mine life of 13 years, increasing the total gold production at the Sadiola Gold Mine by approximately 2.2 million ounces beyond the current mine plan. With the current lower gold price environment, the feasibility study is currently under revision.

The feasibility study calls for mining to continue on an open pit basis and incorporate larger mining equipment. This study is based on construction of a new crushing, grinding and CIL plant for treatment of the deep sulphide ores and existing hard ore stockpiles while the existing mill would continue to treat soft oxide ores in parallel, or treat additional sulphide ore once oxide ore is exhausted. The total nominal treatment capacity of the proposed operation would be 8.5 million tonnes per year on the combined feeds versus 5 million tonnes per year nominal capacity with the current plant treating primarily softer oxide ores.

In 2012, agreements were reached with the Malian government for access to grid power as well as affording the SSP tax treatment equivalent to new projects. Economic analyses are still ongoing in respect of the new mining sequence and the life of mine. Additionally, government approvals and permits have been received for construction of the SSP project and for the construction of the power line and power supply infrastructure connected to the main Malian power grid.

While there has been progress on certain engineering and procurement aspects of the SSP, this project has not yet been approved and there is a possibility that this project may not be approved.

The feasibility study is currently being updated with an expected completion date by mid-2014. Final approval by both joint venture parties is expected afterwards.

vi)	Production

The following table indicates operating information for the Sadiola Gold Mine for the last two years:

SADIOLA GOLD MINE	2013	2012
Gold production (ounces) (1)	210,000	245,000
Tonnage milled (tonnes)	4,857,000	4,638,000
Grade milled (g Au/t)	1.38	1.80
Recovery (%)	91	89

(1)	The Company holds a 41% interest in the Sadiola Gold Mine and its attributable production was 86,000 ounces in 2013 and 100,000 ounces in 2012.

vii)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental and social impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola Gold Mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure and rehabilitation. The Sadiola Gold Mine is ISO 14001 certified.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. IAMGOLD believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bunded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing for the SSP. An environmental and social impact assessment (“ESIA”) was prepared in 2011 and approved by the Government of Mali on August 22, 2011 for the SSP. The recommendations and mitigation measures of the ESIA have been adopted and the EMS is being revised as appropriate to address all SSP impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

With the objective of reducing the backlog in respect of the non-rehabilitated area, the Sadiola Gold Mine set a target in 2013 to fully rehabilitate 25 hectares of disturbed area. At the end of 2013, 20.4 hectares were rehabilitated.

The rehabilitation target completion is subject to the change of the mining plan. Due to the current market conditions and prevailing gold price, the main plan changed during 2013. Rehabilitation activities were therefore focused on the reparation of previously rehabilitated areas.

To date, the ground and surface water quality monitoring program set does not show surrounding water contamination related to mining activities.

The EMS consists of water quality monitoring, air quality monitoring and vibration monitoring.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 6.2 of Item III below.

viii)	Exploration and Development

At the Sadiola Gold Mine, during 2013, exploration remained focused on the near mine oxide potential to fast track reserve generation to extend oxide life of mine beyond 2014. There was also a drive to identify and model the sulphide potential for medium to longer term exploitation. Oxide exploration on the Sadiola concession has reached maturity and exploration work consisted of follow up drilling at various prospective targets and identifying new targets. Work included 28,038 meters of RC drilling, outcrop and regolith mapping, XRF analysis and research by CET on the Sadiola ore deposit.

Regional Opportunities

The 48.6-square-kilometer area borders the Sadiola concession to the north and exploration consisted of termite mound sampling and mapping. Three encouraging anomalous zones were identified but due to the budget cut reductions, no follow up drilling was done during the year.

Monitoring of the region continues for potential joint ventures.

ix)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are subject to a statutory tax rate of 30 per cent. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A royalty (Contribution pour prestation de services) of 3 per cent based on the export value of gold production, and an ad valorem tax of 3 per cent payable on the value of products sold to refineries or any other buyer, less any refining expenses and selling costs, are paid to the Government of Mali.

2.3	South America: Suriname - Rosebel Gold Mine

Unless stated otherwise, the information in the sections below other than information subsequent to the date of the Rosebel Report (defined below) is based upon the technical report (the “Rosebel Report”) entitled “IAMGOLD Corporation – Rosebel Mine, Suriname – Technical Report” dated March 29, 2010, prepared by the IAMGOLD Technical Group under the supervision of Gabriel Voicu, a qualified person for the purposes of NI 43-101 and who, at the time the Rosebel Report was prepared, was the Geology and Mine Exploration Superintendent, Rosebel Gold Mine N.V. (“RGM”). Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 80 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the District of Brokopondo, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 88,575 hectares. The property is held by RGM, a 95 per cent - owned subsidiary of IAMGOLD.

The relationship between the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7, 1994, as amended and supplemented by an agreement dated March 13, 2003 (the “Mineral Agreement”). The Mineral Agreement provides, in particular, for the Republic of Suriname to hold a 5 per cent carried participation in the share capital of RGM (the Class A shares). As at December 31, 2009, the Republic of Suriname held 50 Class A shares and the Company held 950 Class A shares and 7,999,000 Class B shares in RGM. Only holders of Class A shares are entitled to receive dividends as and when declared by RGM.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable right of exploitation for the Rosebel mine from the Republic of Suriname, following the its approval of the updated feasibility study and environmental impact assessment. Pursuant to the Second Amendment to the Mineral Agreement, signed on June 6, 2013, the term of the Mineral Agreement was extended by 15 years until 2042 and a joint venture to be held 70 per cent by RGM and 30 per cent by the Republic of Suriname will be established to develop resources surrounding the Rosebel Gold Mine using government-supplied power at an agreed rate of 11 cents per kilowatt hour.

Production from the Rosebel Gold Mine is subject to a fixed royalty of 2 per cent of production, paid in-kind, and, a price participation royalty of 6.5 per cent on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to the N.V. Grasshopper Aluminum Company (“Grassalco”), a state-owned mining company, and a fixed royalty of 0.25 per cent of production, payable in-kind, to a foundation established by RGM, Grassalco and the Republic of Suriname to promote the local development of natural resources as stipulated in the Mineral Agreement. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Republic of Suriname.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel Gold Mine began commercial production on February 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station-owned by a major bauxite producer, and related support infrastructure. In 2013, RGM concluded two power supply agreements, one with the Government being indexed to the price of gold, and one with a state owned entity, EBS NV, which is fully effective for a period of 10 years, being indexed to the oil price, both of which provide for the supply of 32 MW of fixed power to the mine and mill facilities.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grassalco. Cambior held a 50 per cent interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50 per cent interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star received a gold price participation right (the “Rosebel Royalty”) equal to 10 per cent of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, and in each case, after deducting a fixed royalty of 2 per cent of production paid in-kind to the Republic of Suriname, up to a maximum of 7 million ounces produced. Golden Star subsequently sold the Rosebel Royalty to EURO Ressources S.A. (“EURO”). Cambior, which held a 95 per cent interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and an 84.55 per cent interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008. Subsequent to the public offer for EURO, the Company acquired additional shares and at the end of 2013 holds approximately 86 per cent of EURO.

Further to the acquisition of Cambior, the Company assumed the obligation to pay the Rosebel Royalty to EURO. With the acquisition of a controlling interest in EURO, the Company was able to effectively decrease its reported cash cost for gold produced at RGM. A feasibility study and an environmental impact assessment were filed with the Republic of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Republic of Suriname, with an environmental impact assessment, for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable right of exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel Gold Mine in December 2002 and commercial production began on February 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Paleoproterozoic Guiana Shield. The Suriname portion of the shield is characterized by discrete corridors of low grade metamorphic rocks (greenstone belts) separated by large granite-gneiss terranes.

Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation. Five types of rocks occurring there are distinguishable: felsic to mafic volcanic rocks, deep-water sediments, shallow-water sediments, felsic intrusion and late diabase dikes. Economical gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the dykes are totally devoid of any mineralization. The regional metamorphism is restricted from low-greenschist to greenschist facies. The main regional fabric varies from east-west in the southern part of the property to west north-west-east south-east to the North and follows the regional tectonic grain as seen on an aeromagnetic survey. Two phases of deformation differing in style are recognized on the property. The first phase (D1) has affected deep-water sediments and volcanic rocks only and the second phase (D2) has affected all rock units (except diabase dykes). Gold mineralization is late regarding this second phase of deformation; shear veins are emplaced within faults and tension veins that are nearby, but none of the two show signs of subsequent deformation.

Three domains of mineralization are found on the property; North, Central and South. The northern domain includes J Zone and Koolhoven pits along a trend to the north of volcanic rocks and Pay Caro-East Pay Caro pits along a trend at the southern contact between volcanic rocks and detrital sedimentary rocks. The two trends follow a west north-west-east south-east orientation. The central domain only includes one pit, Rosebel, which is striking east-west. The southern domain is made of one structural trend roughly oriented east-west along which the Mayo, Roma and Royal Hill pits are lying.

Mineralization is hosted in both shear and tension veins which are tightly associated in space and time. The association of those two vein systems at the Rosebel Gold Mine is in fact a common aspect of orogenic gold deposits where tension veins are formed into extensional fractures that have accommodated deformation. In terms of volume of gold and quartz, tension veins are more important at the Rosebel Gold Mine, although shear veins also carry a considerable amount of gold (i.e. Pay Caro Deposit) and play a primordial role for fluid circulation. The North and the South domains show disparity in veining style; one type of shear vein and three types of tension veins have been recognized in each domain.

In the South domain, the shear veins are developed parallel to the main shear zone and are in general confined to the footwall of this main structure. Texture of shear veins is usually banded with, most of the time, tourmaline alternating with quartz near the border of the vein. Thickness of those veins varies from a few decimetres to more than 3 metres. Disposition of shear veins systematically follows the bedding. The more important shear veins are emplaced along the contact between volcanic and sedimentary rocks or along conglomeratic levels within the arenitic sequence.

Shear veins in the North domain are sub-vertical to steeply dipping south and are oriented west north-west-east south-east. These veins show variability in structural style and intensity depending on their localization from the main shear zone.

Two other sets of tension vein spatially associated to shear veins are present in the South domain: flat veins and north-dipping veins. Their emplacement is attributed to the presence of the anticline that has acted as a structural trap for fluids.

Two more sets of tension veins are identified in the North domain as well: east-west sub-vertical veins and stacks of north-dipping veins. East-west veins are sub-vertical to steeply dipping to the north and are only found in the Pay Caro deposit near the main shear zone. North-dipping tension veins form west north-west-east south-east trending stacks dipping around 45 degrees to the north north-east in the nearby shear veins and are related to the latest normal movement undergone by the fault zone.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and sample intervals are normally one metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel Gold Mine laboratory and in the Suriname capital of Paramaribo at the Filab laboratory. All samples are assayed by fire assay method.

Industry standard QA/QC procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Reserves and Resources

Information on mineral resources and reserves is provided in Section 5 of Item III below.

vii)	Mining Operations

Processing involves crushing and grinding using two-stage SAG and ball milling, gravity separation which recovers in the range of 30 per cent of the gold, a cyanidation circuit and a CIL plant. The flowsheet reflects the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

The 2014 attributable production is estimated at 330,000 to 350,000 ounces of gold.

The following table indicates operating information for the Rosebel Gold Mine for the last two years.

ROSEBEL GOLD MINE	2013	2012
Gold production (ounces) 100% (1)	354,000	402,000
Tonnage milled (tonnes)	12,349,000	12,817,000
Grade milled (g Au/t)	0.94	1.02
Recovery (%)	95	96

(1)	The production attributable to the Company in 2013 was 336,000 ounces and in 2012 was 382,000 ounces.

At the end of 2013, Rosebel employed approximately 1,844 individuals and contractors, including those employed by outside contractors and the regional exploration and construction teams. In 2011, a new collective labour agreement (“CLA”) was negotiated and concluded for a period of 2 years, valid from January 1, 2011 to December 31, 2012. As per the conditions of the existing CLA both parties agreed in the final quarter of 2012 to extend the existing agreement subject to further terms and conditions. A one-year extension to this CLA was agreed upon, subject to further terms and conditions. The CLA will remain valid until a new CLA is agreed upon.

viii)	Environment

The EMS for the Rosebel Gold Mine is certified under ISO 14001, effective December 2005, and remains in compliance with certification. The Rosebel Gold Mine successfully passed the ISO 14001 recertification audit in 2008 and 2011. Rosebel maintains active community consultation with nearby communities and works in partnership with the communities on community development projects. For this purpose RGM has a community relations management system in place.

The Rosebel Gold Mine operates under OHSAS 18001 (“Occupational Health and Safety Management System”) certification. OHSAS 18001 is a best practise framework to manage Occupational Health and Safety at the highest standards.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 6.2 of Item III below.

ix)	Exploration and Development

In 2013, a DD program totalling 65,557 metres was completed at ten different deposits and on several near-mine exploration prospects, as presented in the following table:

Deposits	Infill	Exploration	Condemnation	Total
	(metres)	(metres)	(metres)	(metres)
Koolhoven	1,632	4,301	0	5,933
Royal Hill	3,068	2,253	0	5,321
Pay Caro (including West Pay Caro and East Pay Caro)	2,822	4,967	2,287	10,076
Rosebel	3,185	11,057	1,875	16,117
“J” Zone	1,224	1,742	2,250	5,216
Mayo	4,606	7,356	1,950	13,912
Roma	909	0	769	1,678
Mamakreek	0	2,457	0	2,457
Overman	0	0	0	0
East Tailings	1,180	1,226	0	2,406
Compagnie Creek	0	1,075	0	1,075
Others (BT, TC, CC, IN)	0	1,366	0	1,366

Total	18,626	37,800	9,131	65,557

Additionally, a regional exploration effort was carried out on the Rosebel concession and adjacent exploration concessions as described in section 4.3.5 of Item III below.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel Gold Mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36 per cent) and 45 per cent. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

2.4	South America: French Guiana - Camp Caiman Project

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Camp Caiman Report (defined below)) is based upon the technical report (the “Camp Caiman Report”) entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”), dated September 6, 2005 and prepared under the supervision of Patrick Godin, then General Manager, Camp Caiman Project, “a qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Camp Caiman Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Camp Caiman Project is located about 45 kilometres (directly by air) southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. French Guiana covers an area of 91,000 square kilometres and hosts a population of approximately 200,000 people.

The property is held by IAMGOLD Guyane S.A.S. (“IAMGOLD Guyane”), an indirect, wholly-owned subsidiary of the Company, and was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp (“Ariane”). The Camp Caiman Project is comprised of a 30–square-kilometre mining concession obtained in November 2004 for a period of 25 years and two adjacent exploration permits: Trésor (20 square kilometres) to the West and Patawa (21 square kilometres) to the East. The two exploration permits expired on July 31, 2009 but extension applications were filed and a response from the authorities is pending. The mineral rights held by the Company are subject to the French mining laws applicable in French Guiana.

All of the Company’s equity securities of IAMGOLD Guyane are pledged in favor of an affiliate of Asarco Incorporated as a guarantee for payment of the balance of the purchase price.

The rights to the mining concessions comprising the Camp Caiman Project were granted on November 26, 2004 by decree of the Prime Minister of French Guiana to IAMGOLD Guyane’s predecessor, Asarco Guyane Française SARL. IAMGOLD acquired its rights to the Camp Caiman Project through the acquisition of Cambior on November 8, 2006. Cambior acquired its interest in the Camp Caiman Project through its acquisition of Ariane on November 29, 2003. Ariane acquired its interest in Asarco Guyane Française SARL through a definitive agreement dated August 16, 2002 entered into with, among others, Asarco Incorporated.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Over 95 per cent of French Guiana is covered by rainforest with no infrastructure. Access to the Camp Caiman Project area from Cayenne is by road, with approximately 65 kilometres of paved highway and 8 kilometres of all-weather unpaved road. There is presently no major infrastructure at Camp Caiman, only the storage structures of the drill core from the Camp Caiman deposit.

iii)	Exploration

Systematic regional exploration funded by the French government and carried out by the Bureau de Recherches Géologiques et Minières (“BRGM”) between 1975 and 1995, led to the identification of a number of primary gold targets that were auctioned to the private sector. BRGM identified a 5-kilometres-long gold-in-soil geochemical anomaly at Camp Caiman and the project was auctioned in 1994 to Asarco Guyane Française S.A.R.L.

The initial drill program discovered the Scout Zone in 1996, which led to an expanded DD program in 1997 and the discovery of the CC-88 Zone. A pre-feasibility study of both deposits was carried out in April 1999. Further delineation drilling took place in 2000 and 2001 after the publication of the study. Intensive exploration drilling resumed in September 2002 when Ariane took over the Camp Caiman Project.

The geological model was updated with an estimated measured and indicated resource base of 20.4 million tonnes at an average grade of 2.46 g Au/t, representing 1.615 million ounces of gold contained, of which 57 per cent are in saprolite material.

iv)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. The majority of the holes were sampled continuously from top to bottom (normally 1 metre in length) and the core was split. Sample lengths were 1.5 metres for RC drilling. All drill collars were surveyed and downhole surveys were conducted in exploration holes and average recovery was approximately 90 per cent. The logging and sampling of drill holes was done in accordance with industry standards. Assays were performed in Cayenne by SGS-Cayenne (Filab) laboratory. All samples were assayed by fire assay method.

The quality assurance procedures and assay protocols followed for the Camp Caiman Project conform to industry-accepted quality control methods. The QA/QC program included assaying of field duplicates, re-numbered pulps and rejects, addition of standards and blanks by the geology department and pulps and rejects were routinely submitted to a second commercial laboratory for external check assays.

v)	Exploration and Development

In August 2005, Cambior released a feasibility study for the Camp Caiman Project which estimated probable ore reserves at 12.3 million tonnes at an average grade of 2.8 g Au/t representing some 1.1 million ounces of gold in situ. A gold price of $425/oz was used to calculate the cut-off grades and pit design. The Camp Caiman ore body, located in a 30-square-kilometre mining concession, was to have two open pits. The Scout pit, comprised primarily of saprolite, represents 35 per cent of the project’s probable reserves. Adjacent, to the east of the Scout pit, Pit 88 is composed of saprolite and fresh rock in equal proportions, and represents 65 per cent of the project’s probable reserves. The deposits identified are open at depth in the north extension of Pit 88 and the western extension of the Scout pit.

vi)	Environment

For another project to be developed, a new environmental impact study will need to be prepared for the Camp Caiman Project pursuant to regulatory requirements together with the identification of a new site. The Company will then have to file the necessary applications to obtain a mining permit.

vii)	Taxation

Subject to some particularities such as the possibility of: (a) obtaining a tax exemption; and (b) reducing capital expenditures through tax credits, the French tax system generally applies to French Guiana, an overseas department of France.

The Camp Caiman Project benefits from a ten-year exemption from income tax, once mining operations begin, and a seventeen-year exemption from property tax. The Company expects the capital expenditures for the construction of the mine to qualify for tax credits.

The Company also expects that a royalty tax will apply to the production of gold and that significant indirect taxes, such as l’Octroi de mer and a fuel tax, will apply to production inputs.

3.	Non-Gold

3.1	Ferroniobium - Niobec Mine

Unless stated otherwise, the information in this section 3.1 is based upon the technical report entitled “Technical Report NI 43-101, Update on Niobec Expansion, December 2013” effective December 10, 2013, prepared by Daniel Vallieres (Manager, Underground Projects, IAMGOLD Corporation), Pierre Pelletier (Vice-President, Metallury, IAMGOLD Corporation), Philippe Gaultier (General Manager, Engineering & Construction, IAMGOLD Corporation), Gilles Ferlatte (then Vice-President, Niobec Inc.), Jean-Francois Tremblay (Chief Geologist, Niobec Inc.) and Rejean Sirois (Vice-President, Geology & Resources, G Mining Services Inc.) (the ‘‘Niobec Report’’).

The Niobec Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information is based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Niobec Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Niobec Mine is an underground mine and is located about 13 kilometres northwest of Ville de Saguenay, Québec. The Niobec property covers a total area of 8,858.93 hectares, including two mining leases and 201 exploration claims. Mining leases have been renewed until 2015. Application for a third mining lease covering future expansion is underway for review and approval by the Ministère des Ressources naturelles (“MRN”). The Niobec property is held 100 per cent by the Company through its wholly-owned subsidiary Niobec Inc.

The Niobec Mine first produces a niobium pentoxide (Nb2O5) concentrate which is thereafter converted on-site into standard grade ferroniobium (FeNb).

ii)	Accessibility, Local Resources and Infrastructure

The Niobec Mine is readily accessible by existing paved roads and benefits from available water supply and electric power supply sources.

The Niobec Mine facilities include a headframe, a niobium pentoxide (Nb2O5) concentrator, a concentrate-to-ferroniobium converter and ancillary surface installations. The Niobec Mine operates year-round.

The topography is relatively flat at an average elevation of 144 metres. The Niobec Mine is surrounded by a mixture of forest and farms.

iii)	History

Prior to July 2, 2004, Cambior held a 50 per cent interest in the mine on a joint venture basis with Sequoia Minerals Inc. (“Sequoia”), which held the other 50 per cent. Mazarin Inc., Sequoia’s predecessor in the interest, had purchased its 50 per cent interest in the Niobec Mine from Teck Corporation in March 2001. On July 2, 2004, Cambior acquired Sequoia through a merger transaction, thereby consolidating the ownership of the Niobec Mine. On November 8, 2006, the Company acquired Cambior pursuant to the Cambior Arrangement. The Niobec Mine was transferred to a wholly-owned subsidiary of the Company called Niobec Inc. on August 31, 2011.

Commercial production of concentrates at the Niobec Mine began in 1976 and ferroniobium production followed from December 1994 onwards. The Niobec Mine has had an excellent history of mineral reserve renewal over 36 years of operation. It is currently producing approximately 9 to 10 per cent of the world consumption of niobium.

iv)	Geological Setting and Mineralization

The Niobec Mine deposit lies within the southern portion of the Saint-Honoré carbonatite, within the Grenville structural province of the Canadian shield. The Grenville province is subdivided into three distinct litho-structural units: a gneiss complex, the anorthosite and charnockite-mangerite batholiths, and the calc-alkaline intrusions.

The St-Honoré alkaline complex is almost completely covered by Trenton limestone of Palaeozoic age and is elliptical in plain view, with a major axial length of approximately four kilometres. It consists of a series of crescent shaped lenses of carbonatite with compositions becoming younger progressively inwards from calcitite through dolomitite to ferrocarbonatite. Rocks immediately surrounding the complex are composed of magnetite diorite as well as hypersthene syenite.

Niobium-bearing minerals of bi-pyramidal form are disseminated throughout the carbonatite. The economic mineralization is comprised of ferrian and sodic pyrochlore, generally in association with geological units rich in magnetite, biotite and apatite. The niobium-bearing minerals dispersed in the rock are fine-grained (0.2 to 0.8 of a millimeter in diameter) and rarely visible to the naked eye such that DD core assays are the only way to evaluate the economic content of mineralized zones.

Mineralized envelopes vary between 45 and 180 meters in width (north-south direction) while their length can reach almost 750 meters. The zones have a known vertical extent of approximately 750 meters, although they remain open at depth. The deepest completed drill holes are mineralized at grades equivalent to those of current ore production. Dips are generally vertical or steeply dipping (>70 degrees) to the north-west or north-east.

Average grades of the large mineralized envelopes are between 0.44 and 0.51 per cent Nb2O5. The majority of the mineral reserves and resources are located in the six first mining blocks between 90 and 750 meters in depth.

v)	Drilling, Sampling and Analysis and Security of Samples

All drill collars are surveyed, and logging and sampling of drill holes are carried out in accordance with industry standards. The majority of the holes are sampled continuously from top to bottom, and samples are normally 3 metres in length. All assays are performed on site at the Niobec Mine laboratory and are assayed by X-ray fluorescence spectrometry. Procedures and quality control at the laboratory are integrated with the mine’s ISO 9001 system. IAMGOLD indicates that external assay checks are performed every year even if not at the same level as for gold mines. Grade is very regular at the Niobec Mine and the results from external labs confirm that the assays are highly reproducible.

vi)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 5 of Item III below.

vii)	Mining Operations

The ore body is accessed via an 850 metre shaft with multiple working levels. Ramp access from the surface also exists, used for service purposes. The mining method currently used is blasthole open stoping without backfill. An ore stockpile is also located on the plant site, typically covering between 3 and 8 operating days.

The Niobec Mine’s processing facilities use conventional crushing, rod and ball mill grinding, followed by several flotation steps to produce a pyrochlore (Nb2O5) concentrate. The nominal capacity of the mining and processing facilities is currently 2.4 million tonnes per year of ore. The initial tailings pond closed in 2005 and the second one started operating in 2003. Both ponds are located close to the infrastructure and cover 1.2 square kilometres.

The pyrochlore concentrate produced at the Niobec Mine is converted into ferroniobium grading 66 per cent niobium using an aluminothermic process. In 2013, production reached 5.3 million kilograms of niobium metal contained in ferroniobium.

Management and the union at the Niobec Mine negotiated new collective agreements in 2011 one of which will terminate on April 30, 2014 and the other of which will terminate on July 31, 2014. As of December 31, 2013, the Niobec Mine employed approximately 492 individuals, excluding those employed by outside contractors.

Niobec Expansion Project

The Company has been studying the possibility of a significant expansion of the Niobec operation since 2011, starting with a scoping study and following that with a prefeasibility study completed in 2012. A feasibility study was initiated in 2012 and work on that study continues. While the feasibility study is still ongoing, the Niobec Report was prepared to comply with the disclosure and reporting requirements of National Instrument 43-101 (NI 43-101) and Form NI 43-101F1, and is based on the technical studies completed so far as part of the feasibility study.

The Niobec Expansion Project contemplates a transition in mining method from the current blasthole open stoping technique to an inclined sublevel caving technique and eventually to a full block caving operation. A new processing plant and convertor plant would be built to accommodate the increased mining rate, eventually reaching a nominal capacity of 10 million tonnes per year. A number of new infrastructure elements will also be required as part of the expansion project, including underground development in support of the new mining method and expanded transport requirements, expanded mine dewatering capacity and water management facilities, new ventilation shafts, a new production shaft and a new service shaft with headframes, new tailings storage facilities and tailings and reclaim pumping capacity, expanded freshwater supply capacity, and a new access road.

While the current technical study describes an expansion project presented as a single phase to the higher production capacity, the ongoing feasibility study work is examining the opportunity for phasing the expansion over a longer time frame in order to better manage capital outlays and to be more closely aligned with forecasted market conditions.

viii)	Exploration and Development

In 2013, over 15,000 metres of definition and exploration DD were completed at the Niobec Mine. Definition drilling was carried out for the preparation of the mining areas and to confirm the transition plan for 2013 and 2014. All definition drilling was done from underground drifts (236 meters). In terms of exploration drilling, 14,718 metres were drilled underground in 2013, and 6,911 metres from the surface.

Since the acquisition of the Niobec Mine, the Company has invested $349.1 million on capital expenditures, excluding capitalized borrowing costs, mainly for a new hoist and headframe extension, shaft sinking and underground infrastructure, mill expansion, paste backfill plant, water supplying, equipment and deferred development.

For 2014, niobium production is expected to be between 4.7 million kilograms and 5.1 million kilograms. For 2014, Niobec capital expenditures are estimated to be $70 million and this includes $50 million related to the Niobec expansion project. Main items related to the expansion in 2014 are related to the completion of the feasibility study, mine development and land acquisition. The remaining $20 million corresponds to the capital required for the development associated to the transition, mobile equipment and various projects.

ix)	Environment

The EMS for the Niobec Mine is certified under the 2004 revision of the ISO 14001 standard. The Niobec Mine successfully passed the ISO 14001 recertification audit in November 2013. The Niobec Mine’s quality management system is certified ISO 9001: 2000 since 1995; it was last recertified in 2012.

In parallel with the work on the feasibility study for the Niobec Expansion Project, the Company has been working through the various stages of the municipal, regional, provincial and federal approvals and permitting processes, including preparation of social and environmental impact studies, consultations with various government experts and interested parties, and community interfaces. The goal is to attain all necessary regulatory approvals for the project during 2014.

A closure plan has been prepared and approved by the Government of Québec. Progressive TSF restoration has been on-going since 1988. The TSF no.1, was closed in 2004 and is now revegetated on 80 per cent of its surface.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 6.2 of Item III below.

x)	Taxation

The Niobec Mine is subject to a combined Canadian federal and provincial statutory income tax rate of approximately 27 per cent and the Quebec mining duty statutory tax rate of 16 per cent.

3.2	Rare Earth Metals - Niobec Mine

On January 14, 2014, the Corporation filed a technical report on the Niobec Mine entitled “NI 43-101 Technical Report, Updated Mineral Resource Estimate for Rare Earth Elements, 2012 - Niobec Mine Property” dated March 18, 2013, as amended on September 19, 2013, prepared by Louis Grenier (Geologist, Niobec Inc.) and Jean-François Tremblay (Chief Geologist, Niobec Inc.) and reviewed and approved by Réjean Sirois (Vice-President, Geology & Resources, G Mining Services Inc.).

i)	Property Description and Location

The Niobec Mine is located on a property of 8,010.85 hectares comprising two mining leases, No. 663 and 706 (with surface area of 79.9 and 49.5 hectares respectively), and 179 claims totaling 7,881.4 hectares. The mining leases have been renewed until 2015. At the end of December 2012, four claims were suspended because they were under a new mining leases request at the Ministère des Ressources naturelles et de la Faune.

ii)	Accessibility, Local Resources and Infrastructure

The Niobec Mine is close to Ville de Saguenay with a population of about 150,000. The city is serviced several times a day by regional airlines from Montreal. It is about a two hours’ drive to Québec City and five hours’ drive to Montreal. The climate of Ville de Saguenay area is temperate with warm summers and cold winters. The Niobec Mine operates year-round.

iii)	History

A title opinion prepared by a Canadian law firm dated March 26, 2009 confirms that IMG-QC is the sole registered title holder of the mining leases and mining claims comprising the Niobec Mine. IMG-QC amalgamated with IAMGOLD on March 1, 2011. IAMGOLD then transferred the mining leases and mining claims comprising the Niobec Mine to its wholly-owned subsidiary, Niobec Inc., pursuant to a master asset transfer agreement dated August 31, 2011.

An agreement between Niobec Inc. and IAMGOLD dated August 31, 2011 granted IAMGOLD 100 per cent of the beneficial rights to all of the non-niobium mineral rights located on the Niobec property (including the rights to the REEs).

A new economic interest for the REE zone by IAMGOLD boosted the exploration interest by the realization of a first drilling campaign of 29 drill holes totaling 13,798 metres to evaluate the REE resources.

In 2012, a total of 33 new drill holes for 23,851 metres helped define the three dimensional REE mineralization geometry, transform the 2011 inferred resources into indicated resources, extend the inferred resources to the depth of 700 metres, provide samples for metallurgical test work and increase the REE mineralization knowledge.

iv)	Geological Setting

This carbonatite is known as the host of two individual deposits:

•	the Niobium deposit in the south part of the carbonatite, which constitutes the principal Niobec Mine; and

•	the REE zone mineralized in lanthanides elements, located in the central part of the carbonatite.

The centroids of the two deposits are about 1.3 kilometers apart laterally, with a minimum separation between deposit edges of about 0.6 of a kilometer.

The massive, brecciated ferrocarbonatite, which forms the central core, contains the REE mineralization, mainly as REE fluorocarbonates and monazite. The mineralization is disseminated between the dolomite crystal phase in the massive facies or forms part of the breccia cement in the brecciated facies. REE mineralization is associated with hematite, chlorite, ankerite, dolomite, minor thorite, ilmenorutile and pyrite.

v)	Exploration

Exploration and resource development drilling is concentrated within the carbonatite complex where the economic concentration of niobium is known. Before IAMGOLD’s drilling campaign started in 2011, no exploration works for REE had been done since 1985.

The exploration program is focused on the REE zone and the drilling program has continuously progressed. The delimitation program, initiated in 2011, ended on May 4, 2012. A total of 10 holes were added in 2012 to the initial 28 holes drilled in 2011, including two deep holes, for a total of 22,072 linear metres.

Since May 5, 2012, 10 other holes have been added, to define the REE zone, over a 100 x 100 metres drilling grid through the depth of 400 metres and a 100 x 200 metres drilling grid through the depth of 700 metres. The additional 15,779 linear metres drilled between May to August 2012 were part of the pre-feasibility program.

Parallel to the surface activities, underground development started in October 2012. An exploration drift was driven from the Niobec mine, on the south, through the core of the REE zone. The transitional zone (between the Niobec ore zone and REE zone) was crossed and observed. In this zone, the amount of the REE mineralized carbonatite increases moving toward the core. A clear brecciating relationship between the REE mineralized carbonatite and the adjacent massive carbonatite was confirmed. Before the development’s completion, some representative mineralized material was stocked and characterized underground. Preliminary assays returned an average value of 2 per cent total rare earth oxides (“TREO”) for about a 3,500 tonnes bulk sample. This material is reserved for additional metallurgical test works.

A heliborne high resolution mag survey over the Niobec property was completed by EON Geosciences Inc. during May 2012.

The carbonatite total magnetic field strongly contrasted with the grenvillien hosting rock and the new airborne survey confirmed the main geometry of the complex. The high definition aspect outlines many small variations inside the carbonatite magnetic signature. Facies variation or structural domain may create those variations. The sensitivity of this magnetic survey method is affected by the Niobec Mine’s activities. The anthropic distortion affected the nearby mine area and complicated the interpretation.

The final data has been processed by Mark Goldie, IAMGOLD’s chief geophysicist, and sent to Niobec’s geological team for validation and exploration duty. This new information, coupled with the surface DD, will be used to update the Niobec geological map.

vi)	Mineralization

The principal REE minerals observed in the brecciated facies of the REE zone correspond first to basnaesite and monazite. They are often accompanied with minor amounts of pyrrhotite, chalcopyrite, huttonite and molybdenite.

The REE minerals, fluorocarbonates, are needle shaped. They typically measure a few microns in diameter and up to 20 microns in length. Fluorocarbonate minerals are concentrated mainly in the breccia matrix where they are associated with chlorite, hematite, dolomite or organic matter.

Monazite and thorite are the second most important host of REE after the fluorocarbonates. Monazite occurs as irregular shaped grains of micron size and are spatially associated with parasite, but enclosed in the bastnaesite. The thorite occurs as micron scale and opaque grain set in either chlorite or organic matter.

The REE deposits have a spherical shape with a North-East elongation and cover an area at the sub-surface of about 1 km². The mineralized cylinder may be interpreted down to 700 metres with a high level of confidence. The deepest holes tested the mineralization continuity down to 1200 metres. Although the lateral extensions are well confined, the core zone is still open at depth.

The distribution of the overall TREO values vary from 0.01 per cent to 12.34 per cent. The overall average value is 1.75 per cent TREO.

The massive carbonatite is principally composed of coarse grained iron-dolomite and sometimes ankerite, pyrite, barite and red/purple colored REE-rich clusters. The calcite is partially or completely replaced by siderite associated with yellow colored carbonates.

In the first hundred metres, hematite, calcite and silicate are associated with REE minerals. At depths below 400m, the halite and the barite appear in the cluster composition with depletion of calcite and silica. REE minerals proportion, 20 per cent of the cluster, is stable.

The red/purple clusters composition is defined with a portable X-ray fluorescence (“XRF”) and with a cartographical technic by u-XRF. The REE minerals composing the clusters are defined by scanning electron microscope.

The bastnaesite is the major REE mineral in the clusters but, at a depth of 900 meters, the monazite proportion increased.

Like the clusters in the massive unit, the matrix composition varied by depth. The silicate and calcite phases are observed before the 400-metre limit and the halite and barite phases are found below this limit. The REE minerals are disseminated in the matrix and represent 0.2 to 3 wt.% of the rock.

vii)	Drilling, Sampling and Analysis and Security of Samples

The drill program conducted by the Company on the REE zone aimed to define the three dimensional geometry of the REE zone, upgrade some inferred resources into indicated resources, extend the inferred resources to a depth of 700 metres, provide samples for metallurgical test work and increase the REE mineralization knowledge. The drill program was completed on a 100 by 100 metres grid down to 400 metres and on a 100 by 200 metres grid down to 700 metres. Three holes exceeded 1,000 metres in total length, and reached a maximum length of 1,337 metres. The two deepest holes demonstrated that the REE zone persists uninterrupted at depth, although the resource model is reported only to a depth of 700 metres below surface.

The exploration geologist was responsible for all the steps necessary for the realization of the surface DD program and also looked after the quality assurance and the quality control for the REE zone. This included the purchase of standardized material, the preparation of blanks and the compilation of results.

IAMGOLD inserts blanks, standard and duplicate samples alternatively every 10 samples (30 metres) approximately. The laboratories also use blanks, standard and duplicates samples of their own to verify the work.

All samples prepared for REE assays were performed at the Niobec Mine’s facilities and the entire drilling core samples were sent to the SGS Mineral Services facilities in Lakefield, Ontario after having been logged, cut and bagged. Samples are analyzed against known calibration materials to provide quantitative analysis of the original sample.

Core samples collected at the drill site are stored in closed wooden core boxes and are delivered to the core-shack facility by the contractor where it is then taken by mine geology personnel. All core logging and sampling takes place in the core-shack. The site is fenced, monitored by close-circuit video cameras and has a security guard posted at all times at the entrance. After the logging and the splitting process, the samples are bagged and packed into plastic or metal pails for shipping. The radiometry of each pail is verified to respect the radiometric transportation rules.

viii)	Mineral Resource Estimates

Information on mineral resources is provided in Section 5 of Item III below.

ix)	Mining Operations

No mine plan has been drawn for the REE zone. However, the proximity to the existing Niobec Niobium underground mine makes it an obvious choice for a mine as long as the value of the mineral resources is equal or higher than the niobium ore. Recently, the value of the REE zone material has been more valuable than the niobium ore because of the peak in REE prices, but that has not always been the case historically. The alternative of mining at surface with an open pit is also attractive given the fact that:

•	the REE zone outcrops or is under less than 30 metres of Trenton limestone and overburden; and

•	it would be a lower cost operation than underground near the surface; however contemplating a very deep pit is much less attractive.

The REE zone could be mined from surface and underground at the same time, but with the actual works made on the Niobec underground feasibility project, an underground mining method should be preferred for this project.

4.	Exploration and Development

4.1	General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, including Suriname, Brazil, Peru and Columbia, and with the acquisition of the Côté Gold project, an increased presence in Canada with projects in the provinces of Ontario and Québec. With a long-term commitment to reserves replenishment and strategic mandate for organic growth, the Company has numerous, active, near mine and early to advance staged exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2013, IAMGOLD incurred $93.6 million on exploration projects, excluding the Sadiola Gold Mine, a nearly 40 per cent decrease from $147.2 million in 2012. The 2013 expenditures included:

•	Brownfield exploration and resource development expenditures of $41.2 million involving the completion of more than 243,700 metres of drilling directed at on-going resource expansion, delineation and condemnation drilling programs principally at the Rosebel Gold Mine, underground exploration drilling programs at the Westwood Gold Mine and the Niobec Mine and resource delineation program at the Essakane Gold Mine; and

•	Greenfield exploration and project studies of $52.4 million involving the completion of nearly 96,000 metres of drilling conducted at 18 projects, including the recently acquired Côté Gold Project.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2013	$	$	$
Brownfield exploration projects(a)	24.2	17.0	41.2
Greenfield exploration projects	0.1	28.1	28.2
Côté Gold Project	0.1	23.2	23.3
Other scoping and pre-feasibility studies	—	0.9	0.9

	24.4	69.2	93.6

2012	$	$	$
Brownfield exploration projects(a)	38.5	28.5	67.0
Greenfield exploration projects	0.7	47.2	47.9
Côté Gold Project	—	22.1	22.1
Other scoping and pre-feasibility studies	—	10.2	10.2
	39.2	108.0	147.2

(a)	Capitalized and expensed exploration related to activities within a mine area are included in mining assets on the consolidated balance sheet and within the segmented information found in note 36 of the Company’s annual consolidated financial statements.

The Company’s exploration expenditures were as follows:

(in $ millions)	2013	2012	2011
	$	$	$
Capitalized brownfield exploration
Burkina Faso	8.3	11.1	9.8
Suriname	11.9	16.1	13.6
Canada	4.0	11.3	9.6

	24.2	38.5	33.0

Capitalized greenfield exploration
Africa	0.1	0.7	1.3
Côté Gold project	0.1	—	—

Total capitalized	24.4	39.2	34.3

Expensed brownfield exploration
Burkina Faso	10.5	16.6	4.4
Suriname	5.6	6.5	0.4
Canada	0.9	5.4	9.7

	17.0	28.5	14.5

Expensed greenfield exploration
Africa	12.1	27.8	33.4
South America	12.7	16.7	18.1
Canada	3.3	2.7	2.5
Côté Gold project	23.2	22.1	—
Other scoping and pre-feasibility studies –	0.9	10.2	—
Canada

Total expensed	69.2	108.0	68.5

Total	93.6	147.2	102.8

4.2	Capitalized Exploration and Development Projects

IAMGOLD’s mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2013 at the Essakane, Rosebel, and Westwood Gold Mines and the Niobec Mine.

4.2.1	Essakane Gold Mine, Burkina Faso

Approximately 43,000 metres of DD and RC drilling was completed during the year on the mine lease directed towards resource delineation and development at the EMZ deposit and the Falagountou satellite deposit. At the EMZ deposit, drilling targeted areas of inferred resources at depth within or slightly below the feasibility study expansion pit design as well as potential extensions of the EMZ deposit to the north beyond the current life of mine pit. Drilling at the Falagountou satellite deposit was designed to better delineate under drilled areas and improve the confidence in the current resources. Results were incorporated in an updated year end resource and reserve estimate. Approximately 42,500 metres of resource drilling is planned in 2014.

4.2.2	Rosebel Gold Mine, Suriname

Over 63,100 metres of DD was completed on the Rosebel Gold Mine lease focussed on resource drilling and geotechnical and condemnation drilling programs. Resource drilling has increased the confidence in the existing resource inventory and targeted resource expansions at the Koolhoven, Royal Hill, Roma, Pay Caro, East Pay Caro, J-Zone, Mayo and Rosebel deposits. Results have been incorporated in the Company’s annual year-end resource and reserve statement. A total of 25,500 metres of DD is planned in 2014 directed principally to resource delineation and expansion.

4.2.3	Westwood Gold Mine, Quebec

Approximately, 80,400 metres of underground DD was completed in 2013. The program continued to target additional inferred resources and upgrade existing mineral resources to indicated categories in tandem with on-going underground development and construction of surface installations. A drilling program totalling nearly 77,000 metres is planned in 2014.

4.2.4	Niobec Mine, Quebec

Over 14,800 metres of underground DD were completed to expand and increase the quality of resources, and reinforce a five-year transition strategy towards the planned expansion of the operation. In addition, over 6,900 metres of surface exploration and condemnation drilling were completed to acquire geological and geotechnical information to assist in the design of planned mine development and surface infrastructure. Metallurgical test work was carried out continuously during the year to confirm estimated recoveries as part of the resource estimation process. In 2014, 18,800 metres of drilling is planned which will focus primarily on resource delineation and expansion of existing resources.

4.3	Expensed Exploration and Development Projects

In addition to the capitalized mine site and development programs described above, the greenfields exploration portfolio consists of near-mine exploration programs on large land positions adjoining the Company’s Essakane and Rosebel Gold Mines, three advanced exploration projects in Mali, Senegal and Canada and fifteen early stage gold projects in Mali, Peru, Colombia, Brazil, Suriname and Québec. A summary of project highlights is provided below.

4.3.1	Africa – Senegal

IAMGOLD maintains an office in Dakar that serves as a base and administrative center for West African regional exploration.

On July 29, 2013, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Boto Gold project in eastern Senegal. The resource estimate, based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, incorporates assay results from 423 DD and RC drill holes totaling 56,832 metres. The estimate comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is April 19, 2013.

During 2013, a total of 13,000 metres of DD was completed on the Boto Gold project. Assay results from the initial 3,600 metres were incorporated into the historical drillhole database to support the abovementioned mineral resource estimate. Subsequent drilling aimed to extend the potential limits of the Malikoundi deposit. In 2014, further drilling totaling approximately 14,500 metres is planned to expand the project resources, and the Company aims to advance the project towards the commissioning of a scoping study.

4.3.2	Africa – Mali

The Company conducted exploration on three joint venture projects in Mali during the year. Exploration activities were negatively impacted and significantly reduced from January 2013 due to security issues relating to an outbreak of hostilities between international forces and rebel insurgents from northern Mali. By early June 2013, exploration activities re-started and continued to year end.

The Siribaya Project is operated as a joint venture with Merrex Gold Incorporated. IAMGOLD holds a 50 per cent interest in the project and is the operator. In 2013, over 5,000 metres of AC drilling was completed to evaluate surficial gold anomalies delineated by termite mound geochemical sampling. Several priority exploration targets were identified and will be the focus of the 2014 program, which includes 7,500 metres of RC drilling. A further 12,500 metres of AC drilling is planned to test the remaining geochemical targets on the property.

The Kalana project, also located in Mali, was held under the terms of an Option to Joint Venture agreement with Avnel Gold Mining Limited. A decision was made to terminate the option effective February 28, 2013 based on the results of the 2012 exploration program. The Company continues to operate the Fougadian project located south of Kalana under the terms of a separate Option to Joint Venture agreement with Avnel Gold Mining Limited. In 2013, approximately 28,700 metres of AC drilling was completed to test a number of early-stage exploration targets. The drilling program will continue in 2014 with an additional 10,000 metres of AC drilling and 4,500 metres of RC drilling.

4.3.3	Africa – Burkina Faso

In addition to the resource delineation and development drilling described above on capitalized exploration, approximately 37,100 metres of DD and RC drilling were completed in 2013 on exploration targets located within the Essakane mine permit and surrounding mineral concessions. On the mine permit, drilling evaluated the potential for near surface oxide resources north of the EMZ deposit, beyond the current life of mine pit.

On the exploration concessions, follow-up drilling campaigns were completed during the year at the Sokadie and Tassiri prospects as well as regional AC drilling programs on potential oxide targets. Integration and interpretation of results is in progress and follow-up will be carried on positive assay results in 2014.

In 2014, the exploration group plans to carry out more than 22,200 metres of DD and RC drilling, and over 24,500 metres of AC drilling to identify potential new resources in proximity to the Essakane mine site.

4.3.4	South America – Brazil

Exploration in Brazil is carried out from an exploration office in Belo Horizonte, Brazil. In 2013, the Company’s main exploration focus was on the 230-square-kilometre Pitangui project located in Minas Gerais State, near the Turmalina gold mine held by Jaguar Mining Inc. Approximately 16,700 metres of DD was completed in 2013 to further evaluate Banded Iron Formation hosted gold mineralization discovered in late 2011. Of this total, over 14,300 metres were drilled at the São Sebastião prospect where a continuous zone of gold mineralization has been traced for 1,400 metres along strike. Approximately 24,000 metres of DD is planned to continue to explore this early stage discovery in 2014, while further geophysical and soil geochemical sampling surveys will be carried out to identify potential new gold mineralized systems elsewhere on the property.

4.3.5	South America - Suriname

In addition to the near-mine resource delineation and development drilling program described previously for the Rosebel Gold Mine lease, approximately 5,300 metres of DD was completed to test various exploration targets within the Rosebel district. Exploration activities were focused principally on testing the Mamakreek, Southeast Rosebel and Charmagne target areas. In 2014, over 10,400 metres of drilling is planned to further explore these and other prospect areas identified within the Rosebel project landholdings.

4.3.6	South America - Colombia

In alignment with the Company’s strategic mandate to maintain a robust exploration portfolio, an Option to Joint Venture agreement was finalized with Solvista Gold Corporation during the fourth quarter 2013. Under the terms of the agreement, IAMGOLD can earn an initial 51% interest in Solvista’s Caramanta Project, located in Colombia’s Mid-Cauca Belt, by investing a total of $18 million in qualifying expenditures, including $900,000 of cash payments, over a maximum five year period, and can earn an additional 19% interest in the project, for a total 70% interest, by investing a further $18 million in qualifying expenditures over an additional three year period. A DD program totaling 2,400 metres is planned in 2014.

4.3.7	North America – Québec, Canada

IAMGOLD operates an exploration office in Val d’Or, Quebec to support several exploration programs in the Abitibi area and northern Quebec. The Company controls approximately seven kilometres of the Cadillac Break, and 28 kilometres of the Destor-Porcupine Fault, two major structural zones in the camp that host most of the known gold deposits in the Abitibi gold district.

On the Company’s Bousquet-Odyno property, a third phase of DD totaling 2,476 metres was completed in 2013. This project is located only eight kilometres from the Westwood Gold Mine. The drill program was designed to extend the mineralized structure intersected in previous drill campaigns and evaluate the continuity of mineralization. Results confirmed a gold-bearing corridor with a potential to delineate a small resource. Further work will assess whether the property could provide a potential satellite deposit for the Westwood operation.

In connection with the earn-in option agreement that the Company entered into on June 22, 2011 with Virginia Mines on their Lac Pau project located in the James Bay region, a winter drilling program totaling 2,372 metres was completed during the first quarter of 2013. The program was designed to further evaluate a 12-kilometer-long gold mineralized corridor and follow up positive results obtained from previous drilling and surface sampling programs. Although pervasive alteration containing disseminated sulphide mineralization was intersected, assay results were generally discouraging. IAMGOLD withdrew from the earn-in agreement on July 11, 2013.

On November 12, 2013 IAMGOLD and TomaGold Corporation announced they entered into an earn-in option agreement under which the Company may earn a 50% interest in each of TomaGold’s Monster Lake, Winchester and Lac à l´eau Jaune properties in northwestern Quebec by completing scheduled cash payments and exploration expenditures totaling $17.575 million over five years. A $2.0 million exploration program is planned in 2014 with an initial program of approximately 6,000 metres of drilling scheduled for completion in the first quarter of 2014.

The Company also maintains an interest in some joint ventures and passive royalty interests in Québec. The more important ventures include several Val-d’Or camp properties being actively explored under different agreements by Alexandria Minerals and Adventure Gold and a large block of ground in the Rouyn-Noranda camp re-assessed by Falco Pacific Resources.

4.3.8	North America – Québec, Canada – Rare Earth Elements

On February 20, 2013, the Company announced an updated resource estimate incorporating the results of the 2012 drilling on its wholly owned REE deposit. Total indicated resources are estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An additional 527 million tonnes of inferred resources at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO have also been delineated.

As part of planned evaluation studies, an exploration drift extending from the nearby Niobec Mine to the REE deposit was completed during the first quarter of 2013 for a total length of 1,280 metres including the services areas. The drift will allow for the collection of bulk samples to support future metallurgical studies and provide access for future underground drilling programs once further studies are commissioned.

4.3.9	North America – Ontario, Canada – Côté Gold Project

The Côté Gold Project is an advanced exploration and development-stage gold project located in Ontario, Canada. IAMGOLD owns a 92.5-per-cent beneficial interest in the project. The remaining 7.5 per cent beneficial interest is owned by Treelawn Investment Corp. The project is located in the southeastern part of the Swayze Greenstone Belt halfway between Timmins and Sudbury, 20 kilometres southwest of Gogama, Ontario. The Company acquired the Côté Gold Project as part of the acquisition of Trelawney, which closed on June 21, 2012.

On January 22, 2013, the Company announced an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and inferred resources of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114 per cent increase in indicated resources in comparison to the previous estimate announced October 4, 2012.

The acquisition of the Côté Gold Project included a large portfolio of exploration properties, including various joint venture properties. The property position covers an approximate 60-kilometre strike length of favourable geology, including the direct extensions of the Côté Gold Project property. Exploration activities continued through 2013 with the objective to evaluate priority targets elsewhere within the 516 square kilometre exploration property. Regional exploration DD totaling over 2,100 metres was completed mainly during the fourth quarter 2013. Results are currently being evaluated. In 2014, the focus will be on continuing to develop a multi-year exploration program to assess the potential of the property holdings. A DD program totaling 5,500 metres is planned in 2014 to explore a number of prioritized exploration targets.

4.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2014. The approved spending for capitalized and expensed exploration and development for 2014 is $87.7 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2014	$	$	$
Corporate exploration projects-brownfield[1]	18.4	11.6	30.0
Corporate exploration projects-greenfield	0.2	38.2	38.4

Total exploration projects	18.6	49.8	68.4

Côté Gold project	15.0	—	15.0

Scoping and feasibility	—	4.3	4.3

Total	33.6	54.1	87.7

[1]	Exploration projects – brownfield excludes planned expenditures related to Sadiola of $1.2 million

Capitalized expenditure estimates include underground development and drilling at the Westwood Gold Mine and near-mine exploration and resource development programs at the Rosebel and Essakane Gold Mines and at the Niobec Mine.

The Company finances exploration expenditures from internal cash resources.

5.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2013 with respect to the gold operations specified in the second table below. Lise Chénard, Eng. (Director, Mining Geology, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for all mineral resource estimates contained herein, as at December 31, 2013. Ms. Chénard is also responsible for the mineral reserve estimates for the Mouska, Rosebel and Essakane Gold Mines contained herein, as at December 31, 2013. Marcel Beaudoin (Chief Engineer, Engineering Dept. Westwood Gold Mine for IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the mineral reserve estimates for the Westwood Gold Mine contained herein, as at December 31, 2013. Daniel Vallieres, Eng. (Manager, Underground Projects, Technical Services Dept. Longueuil Project Development Office for IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the mineral reserve estimates for the Niobec Mine contained herein, as at December 31, 2013. Mineral reserves and/or mineral resources at Mouska, Rosebel, Essakane and Westwood Gold Mines, Côté Gold Project, Niobec Mine and the St-Honoré deposit containing REEs have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Mineral reserves and resources at the Sadiola Gold Mine has been estimated in accordance with or reconciled to the definitions of the JORC Code. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $1,400 per ounce in 2013 and mineral resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2013(1)(2)(3)(4))

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	10,127
Total Measured and Indicated Resources (Inclusive of Reserves)	22,140
Total Inferred Resources	5,991

Notes:

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Although “measured resources,” “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”. Rounding differences may occur.
(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.
(4)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Reserves and Resources of Gold Operations as of December 31, 2013(1)(2)(3)(4)(5)

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Rosebel,(6) Suriname				(95%)
Proven Reserves	94,095	1.0	3,124	2,968
Probable Reserves	39,195	0.9	1,149	1,092
Subtotal	133,290	1.0	4,273	4,060
Measured Resources	152,858	1.0	4,939	4,692
Indicated Resources	79,441	1.0	2,538	2,411
Inferred Resources	14,433	0.7	346	329
Essakane,(7) Burkina Faso				(90%)
Probable Reserves	126,806	1.1	4,573	4,116
Subtotal	126,806	1.1	4,573	4,116
Measured Resources	—	—	—	—
Indicated Resources	144,115	1.1	5,270	4,743
Inferred Resources	20,227	1.1	704	634
Sadiola,(8) Mali				(41%)
Proven Reserves	—	—	—	—
Probable Reserves	56,406	1.9	3,492	1,432
Subtotal	56,406	1.9	3,492	1,432
Measured Resources	16,260	0.8	433	178
Indicated Resources	94,868	2.0	6,171	2,530
Inferred Resources	14,949	2.0	953	391
Mouska,(2, 9) Québec				(100%)
Proven Reserves	20	15.6	10	10
Probable Reserves	—	—	—	—
Subtotal	20	15.6	10	10
Measured Resources	29	14.7	14	15
Indicated Resources	0	0	0	0
Inferred Resources	255	15.1	124	124
Westwood,(2, 10) Québec				(100%)
Proven Reserves	47	9.3	14	14
Probable Reserves	1,546	10.0	496	496
Subtotal	1,593	10.0	510	510
Measured Resources	45	10.1	15	15
Indicated Resources	1,243	13.0	521	521
Inferred Resources	10,162	10.9	3,548	3,548
Côté Gold,(11) Canada				(92.5%)
Indicated Resources	269,300	0.9	7,606	7,036
Inferred Resources	43,800	0.7	1,043	965
Total
Proven and Probable Reserves	318,115	1.3	12,858	10,127
Measured and Indicated Resources	758,159	1.1	27,507	22,140
Inferred Resources	103,826	2.0	6,718	5,991

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral reserves are estimated including expected dilution and mining recovery.
(3)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.
(4)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.
(5)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
(6)	Rosebel mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(7)	Essakane mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(8)	Mineral reserves at Sadiola have been estimated as of December 31, 2013 using a US $1,100/oz gold price and mineral resources have been estimated as of December 31, 2013 using a US $1,600/oz gold price and have been estimated in accordance with JORC code.
(9)	Figures for Mouska include mineral reserves and resources from the Mouska Gold Mine. Mineral reserves at Mouska have been estimated as of December 31, 2013 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,300/oz gold price. Resources and reserves estimates have been estimated in accordance with NI 43-101.
(10)	Westwood mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and includes a 35% mining dilution. Mineral resources have been estimated as of December 31, 2013 using a $1,400/oz gold price and a 6.0 grams per tonne gold cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(11)	Côté Gold mineral resources have been estimated as of December 31, 2012 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101 by RPA.

Mineral Reserves and Resources of Niobium Operation as of December 31, 2013(1)(2)(3)(4)(5)(6)

Niobium Operation	Tonnes	Grade	Contained Tonnes Nb2O5
	(000s)	(%Nb2O5 )	(million kilograms)
Niobec, Québec			(100%)

Probable Reserves	416,420	0.41	1,707
Subtotal	416,420	0.41	1,707
Measured Resources	288,328	0.43	1,251
Indicated Resources	352,505	0.40	1,402
Inferred Resources	61,085	0.38	229

Notes:

(1)	Measured and indicated resources are inclusive of probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.
(3)	Mineral reserves have been estimated as at December 31, 2013 under the block caving scenario using $45 per kilogram of Niobium and include dilution material. Mineral resources have been estimated using a cut-off of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.
(4)	There is a large volume of the material within the planned block caving scenario that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.
(5)	A small amount (6.1 million tonnes @ 0.32% Nb2O5) of Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible.
(6)	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.
(7)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Resources of the Rare Earth Elements Project as of December 31, 2013

REE Zone Resource Mineral Estimate (cut off @ 0.5% TREO)
					Light REO					Heavy REO
	Tonnes	Grade	TREO Cont.	HREO	Ce2O3	La2O3	Nd2O3	Pr2O3	Sm2O3	Gd2O3	Eu2O3	Dy2O3	Tb2O3	Er2O3	Ho2O3	Yb2O3	Tm2O3	Lu2O3
	Millions	% TREO	Millions kg	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

Measured	—	—	—	—	—	—	—	—	—	—	—

Indicated	531.4	1.64	8,730.3	312	7887	4092	3034	870	338	159	72	45	14	10	5	5	1	1

Measured and Indicated	531.4	1.64	8,730.3	312	7884	4092	3034	870	338	159	72	45	14	10	5	5	1	1

Inferred	527.2	1.83	9,651.7	277	8046	4298	2968	869	314	141	67	37	12	8	5	5	1	1

Notes:

(1)	CIM definitions were followed for Mineral Resources Classification
(2)	Mineral Resource were estimated by Réjean Sirois, Eng. Vice President, Geology and Resources, G Mining Services Inc.
(3)	Mineral Resource are estimated at a cut-off grade of 0.5% TREO
(4)	Estimated resource is enclosed within the core of the carbonatite complex and are confined between the bedrock and 700 meters below surface
(5)	Numbers may not add due to rounding

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained kilograms of Nb2O5, and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold, Niobium and TREO (Total Rare Earth Oxides) Technical Information and Qualified Person/Quality Control

Other than as set out below, the individual responsible for the supervision of the preparation and review of all mineral resource and mineral reserve estimates, as well as for all scientific and technical information with respect to the Essakane property since the date of the Essakane Report, for IAMGOLD is Lise Chénard, Director, Mining Geology, IAMGOLD Corporation. Ms. Chénard is the qualified person responsible for any scientific and technical disclosure including mineral processing and metallurgy relating to the Essakane Gold Mine herein for any period following the effective date of the Essakane Report. AMEC GRD SA and its qualified persons are not responsible for the scientific and technical disclosure herein relating to any period following the effective date of the Essakane Report. Marcel Beaudoin (Chief Engineer, Engineering Dept. Westwood Gold Mine for IAMGOLD Corporation) is responsible the supervision of the preparation and review of the mineral reserve estimates for the Westwood Gold Mine. Daniel Vallieres, Eng. (Manager Underground Projects, Technical Services Dept. Longueuil Project Development Office for IAMGOLD Corporation) is responsible the supervision of the preparation and review of the mineral reserve estimates for the Niobec Mine. Ms. Chénard, Mr. Beaudoin, and Mr. Vallieres are all considered as “qualified persons” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 5 has been included herein with the consent and prior review of Ms. Chénard, Mr. Beaudoin, and Mr. Vallieres, as applicable. The qualified persons have verified the data disclosed, and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Ms. Chénard.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2013 was 10.1 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around 5 per cent and a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around 6 per cent. The mineral reserves will follow a similar trend since as of December 31, 2013 all open pit mineral resources are confined within pit shells.

6.	Other Aspects of the Business

6.1	Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is sold directly to gold refineries in North America and Europe at prevailing spot prices, less fees charged by the refineries for their services.

The Company’s ferroniobium production is sold mainly to steel manufacturers in Asia, Europe and North America. The majority of the niobium is sold through contracts, most with a term of a year or longer, with periodic pricing adjustments to reflect market dynamics.

Also, since revenues from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

Year Ended December 31, 2013
$C/$	2013	2012	2011	2010	2009
High	0.9845	0.9642	0.9407	0.9931	1.0251
Low	1.0737	1.0443	1.0658	1.0848	1.3067
Average	1.0324	0.9996	0.9891	1.0299	1.1420
End of Period	1.0650	0.9949	1.0170	0.9946	1.0510

6.2	Environment and Permitting

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, IAMGOLD will focus activities to understand the interaction between activities and the environment, and seek ways to protect the environment and maximize sustainable development.

IAMGOLD submitted a project description for the Côté Gold Project to the Canadian Environmental Assessment Agency early in 2013. The Agency used the Project Description to determine that a federal environment assessment (“EA”) was required and after consulting the public and aboriginal communities, they released an Environmental Impact Statement (EIS) Guideline in July of 2013. This EIS Guideline prescribes the scope of the Federal EA required for the project.

IAMGOLD entered into a voluntary agreement on May 3, 2013 with the Ontario Ministry of the Environment (“MOE”) to conduct a provincial EA for the Côté Gold Project. Following the submission and review of a draft Terms of Reference (“ToR”), a final ToR was submitted in July 2013. After a comment period, the ToR was approved by the MOE on January 14, 2014. Similar to the federal EIS guideline, the approved ToR sets out the framework and process for completing the Provincial EA.

In 2014, IAMGOLD will prepare and submit environmental assessment material which satisfies the requirement of both levels of government in a coordinated review process.

None of the environmental measures taken by the Company should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. IAMGOLD believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase. These obligations are currently estimated as follows:

Undiscounted Amounts (in millions of $)
Rosebel Gold Mine	$78.4
Essakane Gold Mine	$57.4
Doyon Gold Mine*	$123.6
Niobec Mine	$9.4
Other Canadian sites**	$14.5

Total	$283.3

Sadiola Gold Mine***	$26.2

Total	$309.5

*	The Doyon Gold Mine closed in 2009
**	Other Canadian sites include the Mouska Gold Mine and the Westwood Gold Mine
***	This number represents the Company’s 41% share of the undiscounted amount

6.3	Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with aboriginals, including First Nations is a critical component of the permitting of our operations. At the Côté Gold project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations. An exploration agreement is already in place which identifies participation opportunities for both the Mattagami and Flying Post communities, and discussions are now occurring to put an Impact Benefit Agreement in place by the end of 2014. Discussions have also been separately initiated with the Métis Nation of Ontario.

The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. To that effect, in 2011, the Company began a 5-year partnership in Burkina Faso with its non-governmental organization partner, Plan, to help deliver vocational and job-readiness training in various regions throughout the country. The $7.6 million initiative is primarily funded by the Canadian International Development Agency, with IAMGOLD and Plan making a substantial commitment of $1.9 million.

6.4	Mining Development and Construction

Since 2007, the Company has had in place a Project Development department, consisting of three in-house divisions to support new projects and existing operations on specific technical issues, extraordinary capital expenditures, expansions, and the advancement of projects. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning, implementing and supervising construction activities of mine facilities and infrastructure.

6.5	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

6.6	Competition

6.6.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, IAMGOLD competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although IAMGOLD has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

6.6.2	Niobium Market

The Niobec Mine is currently the only ferroniobium producer in North America. The Company competes on a worldwide basis against two other producers, both located in Brazil, for the sale of the mine’s production. Companhia Brasilera de Metalurgia e Mineraçâo (“CBMM”) is the world’s largest producer of ferroniobium with an estimated market share, in 2012, of 85 per cent. Mineraçâo Catalâo, a member of the Anglo-American plc group, is estimated to hold approximately 6 per cent of world supply, which is slightly lower than the Company’s 9 to 10 per cent global market share.

Niobium demand rebounded after the global economic crisis of 2009. However, economic conditions for the steel industry have remained relatively soft since 2009 and niobium demand generally has just followed global crude steel production. Demand for niobium grew by 5 per cent in 2011, by 2 per cent in 2012 and is expected to have slightly contracted in 2013. The price of niobium was relatively stable throughout the difficult market conditions between 2008 and 2010. The price increased to its highest level in 2011 and has been maintained in 2012 and 2013. The Company’s competitiveness in certain markets may be impacted by tariffs and duties imposed by governments. Nevertheless, steady market and limited supply growth has enabled the Company to expand production and increase sales.

6.7	Sale of Production

The Company’s revenues are generated predominately from the sale of gold (approximately 82 per cent of total 2013 revenues on a consolidated basis, excluding joint ventures). The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the “Washington Agreement”). In 2004, the group of 15 signatories to the Washington Agreement renewed this agreement for a period of five years, with additional participants joining the original group of signatories. In 2009, the Washington Agreement was extended by 19 signatory banks, who committed to selling no more than a combined 400 metric tonnes of gold through 2014. The financial crisis of 2008 and resulting coordinated loosening of monetary policies by the world’s central banks have also affected the volatility of the price of gold. In particular the US Federal Reserve implemented a series of “quantitative easing” programs (QE 1, 2 and 3) in the subsequent years. In 2013, the US Federal Reserve indicated it would began to reduce or “taper” these programs should the economy and labour situation continue to improve. This indication was one of the key contributing factors to the significant fall in the price of gold in the first half of the year. In addition, the view by investors that the global economies were improving resulted in the liquidation of holdings in the various gold exchange traded funds (“ETF”) which management believes also contributed to the fall in the price of gold.

From the commencement of commercial production until the end of 1994, production from the Niobec Mine was sold in the form of concentrates to customers in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66 per cent niobium using an aluminothermic process. Ferroniobium produced at the Niobec Mine is currently distributed directly in North America, Europe and parts of Asia or through a distributor or an agent.

A significant part of the annual production from the Niobec Mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of the Niobec Mine’s production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that the Company will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed.

6.8	Employees

As at December 31, 2013, the Company employed approximately 5,800 individuals and approximately 1,460 contractor-employees.

7.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2013	June 2013	December 2012	June 2012	December 2011	June 2011

Dividend payment per Common Share	$0.00	$0.125	$0.125	$0.125	$0.125	$0.10

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, current and forecasted cash flow, results of operations and financial condition of

IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant. In December 2013, the Company suspended its dividend payment until further notice to conserve cash and preserve liquidity.

The 2012 Amended Credit Facility and the 2012 Senior Unsecured Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2012 Amended Credit Facility or the 2012 Senior Unsecured Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of the dividend.

8.	Litigation

In order to protect the Company’s interests and those of its shareholders for damages incurred to date in connection with the denial of the Company’s application to begin construction of the Camp Caiman Project, the Company appealed the French government’s decision to deny a permit for the Camp Caiman Project and instituted a €275 million compensation claim. The Administrative Tribunal of French Guiana ruled against the Company in both matters in February 2012. The Company appealed this decision on May 22, 2012 to the Administrative Court of Appeal in Bordeaux and increased the amount of the claim to €763 million to account for higher gold prices.

Item IV	Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 376,734,832 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 20, 2014.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V	Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company’s ability to obtain short-term and long-term financing and the cost of such financings. A negative change in the Company’s ratings outlook or any downgrade in the Company’s current credit ratings by its rating agencies could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD’s corporate credit and the 2012 Senior Unsecured Notes credit by the rating agencies indicated as at March 20, 2014:

	Standard & Poor’s	Moody’s Investors Services
Corporate Rating	BB-	Ba3
Senior Note Rating	BB-	B1
Trend/Outlook	Negative	Negative

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of March 2014, S&P has assigned IAMGOLD a corporate credit rating of BB- and a credit rating of BB- on the 2012 Senior Unsecured Notes with a negative outlook. According to the S&P, this rating generally means the relevant issuer currently has the capacity to meet its finance commitments, but that adverse business, financial, or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘BB-’ should be able to withstand a mild level of stress and still meet its financial obligations. The negative outlook reflects their view that the continuation of lower gold prices could reduce the Company’s profitability.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of March 2014, Moody’s has assigned IAMGOLD a corporate family credit rating of Ba3 and a credit rating of B1 on the 2012 Senior Unsecured Notes with a negative outlook. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The negative outlook reflects their view of the cost challenges the Company faces with respect to increasing ore hardness at its sites over the next few years and the execution risk associated with the ramp up of the Westwood Gold Mine production.

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI	Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (“NYSE”) under the symbol “IAG”.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2013.

TSX

	High (C$)	Low (C$)	Close (C$)	Volume
January	11.82	7.94	8.19	86,320,000
February	8.84	6.88	6.95	63,360,000
March	7.71	6.22	7.33	85,180,000
April	7.39	4.72	5.41	96,470,000
May	6.23	4.81	5.43	111,830,000
June	5.78	4.00	4.42	75,470,000
July	5.65	4.08	5.30	76,890,000
August	7.45	4.46	6.32	171,080,000
September	6.56	4.80	4.92	123,090,000
October	5.85	4.47	5.33	83,600,000
November	5.40	4.32	4.65	68,020,000
December	4.60	3.33	3.53	90,740,000

The following table sets forth the market price range, in US dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2013.

NYSE

	High (US$)	Low (US$)	Close (US$)	Volume
January	12.00	7.95	8.25	91,190,000
February	8.87	6.68	6.74	85,200,000
March	7.54	6.04	7.20	151,010,000
April	7.27	4.60	5.37	166,190,000
May	6.21	4.67	5.28	158,700,000
June	5.65	3.81	4.33	141,410,000
July	5.48	3.85	5.18	135,600,000
August	7.08	4.28	6.02	203,100,000
September	6.23	4.66	4.75	192,960,000
October	5.59	4.32	5.10	143,890,000
November	5.18	4.10	4.36	106,950,000
December	4.32	3.15	3.33	169,500,000

Item VII	Directors and Officers

1.	Directors

As of March 20, 2014, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since

WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Company	1990

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

JOHN E. CALDWELL (1)(3) Toronto, Ontario, Canada	Director of the Company	2006

DONALD K. CHARTER (2)(5) Etobicoke, Ontario, Canada	Director of the Company	1994

W. ROBERT DENGLER (3)(4) Aurora, Ontario, Canada	Director of the Company	2005

GUY G. DUFRESNE (1)(4) Boucherville, Québec, Canada	Director of the Company	2006

RICHARD J. HALL (1)(5) Silverthorne, Colorado, United States of America	Director of the Company	2012

MAHENDRA NAIK (1)(2) Markham, Ontario, Canada	Chief Financial Officer of Fundeco Inc. Private Investment Company, Chartered Professional Accountant	1990

JOHN T. SHAW (3)(5) Sydney, New South Wales, Australia	Director of the Company	2006

TIMOTHY R. SNIDER (2)(4) Tuscon, Arizona, United States of America	Director of the Company	2011

(1)	Member of the Audit and Finance Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Environmental, Health and Safety Committee
(5)	Member of the Resources & Reserves Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Hall who, prior to October 2011, was President and Chief Executive Officer of Northgate Minerals.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

P. GORDON STOTHART Oakville, Ontario, Canada	Executive Vice President and Chief Operating Officer	2007

CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer	2007

ROBERT CARREAU Toronto, Ontario, Canada	Senior Vice President, Health, Safety and Sustainability	2011

BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs	2011

CRAIG S. MACDOUGALL Oakville, Ontario, Canada	Senior Vice President, Exploration	2012

DENIS MIVILLE-DESCHÊNES* Bromont, Québec, Canada	Senior Vice President, Project Development	2006

PAUL B. OLMSTED Mississauga, Ontario, Canada	Senior Vice President, Corporate Development	2003

JEFFERY A. SNOW Toronto, Ontario, Canada	Senior Vice President, General Counsel	2009

LISA ZANGARI Toronto, Ontario, Canada	Senior Vice President, Human Resources	2009

*	Prior to joining the Company, the individual was an officer or held another management position with a company acquired by IAMGOLD.

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Mr. Stephen J.J. Letwin who, prior to joining IAMGOLD in November 2010, was based in Houston, Texas where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Before joining Enbridge, Mr. Letwin served as President and Chief Operating Officer of TransCanada

Energy and was Chief Financial Officer of TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy; Mr. Carreau who, prior to December 2011, held the position of Vice-President, Corporate Social Responsibility and Sustainability at an international mining company; Mr. Little who, prior to August 2009, held the position of Director of Government and International Affairs at Barrick Gold Corporation; Mr. MacDougall who, prior to February 2012, worked as an industry consultant and prior to that he held the position of President and CEO of Continental Nickel Limited; Mr. Snow who, prior to November 2009, was Managing Director, Mining Group for McMillan LLP and Ms. Zangari who, prior to September 2009, was Senior Vice President, Human Resources at Kinross Gold Corporation (a mining company).

3.	Shareholdings of Directors and Officers

As at March 20, 2014, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 5,053,931 million Common Shares or 1.34 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Mr. Caldwell was a director of Stelco Inc. when, in January 2004, it obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Stelco Inc. emerged from CCAA on March 31, 2006. Mr. Caldwell was a director of Stelco Inc. from 1997 until March 31, 2006; and (ii) Mr. Shaw was serving as a non-executive director of Albidon Limited when, on April 22, 2009, the company voluntarily appointed administrators. Following this appointment of administrators Mr. Shaw resigned as director of Albidon Limited. As of October 2010, the administration of the company came to an end.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII	Audit and Finance Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the “Audit and Finance Committee”) which consists of Messrs. John E. Caldwell (Chairman), Guy Dufresne, Richard J. Hall and Mahendra Naik. The directors of the Company have determined that all members of the Audit and Finance Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each of John E. Caldwell, Guy Dufresne and Mahendra Naik is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee’s charter is attached hereto as Schedule “A”.

Name	Relevant Education and Experience

John E. Caldwell (Chairman)	Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell has been a lecturer on board oversight responsibility for enterprise risk as part of an accredited board of director education program through McMaster University in Canada. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008,

Name	Relevant Education and Experience

Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Certified Professional Accountant.

Guy G. Dufresne

Mr. Dufresne is an engineer from Ecole Polytechnique de Montréal and holds a Masters Degree in Engineering (including computers) from the Massachusetts institute of Technology and an MBA from the Harvard Business School. Mr. Dufresne currently serves as a member of the board of RONA, a position he has held since January 2013. He also currently serves as Chairman of the board of L’Union Canadienne, a subsidiary of RSA Canada, a position that he has held since October 2012. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positions within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marine Commerce, The Mining Association of Canada, The Québec Forest Product Association and L’Institut Armand-Frappier (a pharmaceutical research centre).

Mr. Dufresne has acquired, through education and experience, an understanding of how to help companies to be cost competitive and profitable.

Richard J. Hall	Mr. Hall was appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience. In addition to IAMGOLD, Mr. Hall serves as a director of Kaminak Gold Corp and Gold Canyon Resources. Mr. Hall served as Chairman of Premier Gold from 2010 until June 2012 and served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011, he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008, he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota and is a member of the National Association of Corporate Directors and a member of both the Audit and Investment Committees of the Society of Economic Geologists.

Name	Relevant Education and Experience

Mahendra Naik	Mr. Naik is a Chartered Professional Accountant with more than 32 years of financial accounting, mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Professional Accountant for nine years with a major Canadian accounting firm. As a Chartered Professional Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Board and member of a TSX-listed mining company and a member of the Audit Committee for a TSXV listed international financial services company. In addition, he is Chairman and a member of the Audit Committees of a number of private companies, including precious metals, a private Canadian bank and financial service businesses.

2.	Mandate of the Audit and Finance Committee

The general mandate of the Audit and Finance Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the Board of Directors, and more particularly, to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit and Finance Committee is attached hereto as Schedule A.

3.	Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of IAMGOLD is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of IAMGOLD is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Audit and Finance Committee Chairman).

4.	External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,575,000 in 2013 and $1,680,000 in 2012.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $55,000 in 2013 and $328,000 in 2012. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $84,000 in 2013 and $112,000 in 2012. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for other services rendered by the Company’s external auditor were $15,000 in 2013 and nil in 2012. The other services related to readiness assessments performed for the Company related to the World Gold Council conflict free gold standard.

Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2013	2012
Audit Fees	1,575,000	1,680,000
Audit-Related Fees	55,000	328,000
Tax Fees	84,000	112,000
Other	15,000	0

Total	1,729,000	2,120,000

Item IX	Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2014 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X	Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item XI	Material Contracts

2012 Amended Credit Facility

The Company amended and restated its existing $350 million unsecured revolving credit facility on February 22, 2012 with a revised syndicate of financial institutions (collectively the ‘‘Revised Lenders’’) led by The Bank of Nova Scotia, the Canadian Imperial Bank of Commerce and Toronto-Dominion Bank. The amendments provide for a revolving bank credit facility of up to $500 million or Canadian dollar equivalents (the “2012 Amended Credit Facility”). The purpose of the 2012 Amended Credit Facility remains to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2012 Amended Credit Facility matures and all indebtedness thereunder is due and payable on February 22, 2016. The Company, with the consent of Revised Lenders representing greater than 66 2⁄3 per cent of the aggregate commitments under the 2012 Amended Credit Facility, has the option to extend the term of the facility. The Company must replace or cancel the commitments of any Revised Lenders who do not consent to such an extension.

Advances under the 2012 Amended Credit Facility are available in US dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2012 Amended Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility continue to be guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the ‘‘Obligors’’). The Amended Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain a total net debt ratio of not greater than 3.50:1 and a tangible net worth of not less than the aggregate of $2.25 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2012 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2011. The Amended Credit Agreement also includes typical events of default, including any change of control of the Company.

As at March 20, 2014, there were no funds drawn under the 2012 Amended Credit Facility.

2012 Niobec Credit Facility

The Company entered into a credit agreement (the “Credit Agreement”) on February 22, 2012 with a syndicate of financial institutions (collectively the ‘‘Lenders’’) led by The Bank of Nova Scotia, the Canadian Imperial Bank of Commerce and Toronto-Dominion Bank for the purpose of providing a revolving bank credit facility of up to $250 million (the “2012 Niobec Credit Facility”). The purpose of the 2012 Niobec Credit Facility is to finance general corporate requirements of Niobec Inc. (“Niobec”), a wholly-owned subsidiary of the Company including capital expansion. The 2012 Niobec Credit Facility matures and all indebtedness thereunder is due and payable on February 22, 2016. Niobec and the Company, with the consent of Lenders representing greater than 66 2⁄3 per cent of the aggregate commitments under the 2012 Niobec Credit Facility, has the option to extend the term of the facility for an additional one-year term. Niobec must replace or cancel the commitments of any Lenders who do not consent to such an extension.

Advances under the 2012 Niobec Credit Facility are available in US and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2012 Niobec Credit Facility, which fee also depends on certain financial ratios of Niobec. Payment and performance of Niobec’s obligations under the facility are secured by an unconditional guarantee by the Company. The Credit Agreement includes certain covenants relating to the operations and activities of Niobec including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain a total net debt ratio of not greater than 3.50:1 and a tangible net worth of not less than the aggregate of $2.25 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2012 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 percent of the proceeds of equity issuances or contributions after December 31, 2011. The Credit Agreement also includes typical events of default, including any change of control of Niobec.

As at March 20, 2014, there were no funds drawn under the 2012 Niobec Credit Facility.

2012 Amended Letter of Credit Facility

The Company amended and restated its existing $50 million letter of credit facility on February 22, 2012 with The National Bank of Canada (the “Lender”). The amendments provide for a revolving bank credit facility of up to $75 million or Canadian dollar equivalents (“the 2012 Amended Letters of Credit Facility”). The purpose of the 2012 Amended Letters of Credit Facility remains to provide letters of credit as security in respect of obligations the Company may have as they relate to its asset retirement obligations. The Company has executed its option to extend the term of the facility for up to 364 days. The Facility matures on April 22, 2014 and the Company expects the maturity to be extended to April 22, 2015; however, there can be no certainty that the letter of credit facility will be renewed/extended and on terms favourable to the issuer, but that the Company has no reason to believe that such renewal/extension cannot be obtained.

The Lender is paid a standby fee on the undrawn portion of the 2012 Amended Letter of Credit Facility. Payment and performance of the Company’s obligations under the facility are guaranteed by a performance security guarantee (“PSG”) as underwritten by the Economic Development Canada. The PSG has been renewed and matures in April 2015. The Letter of Credit Agreement includes typical events of default, including any change of control of the Company.

As at March 20, 2014, there were approximately $61.6 million of funds drawn and issued in the form of Letters of Credit, under the 2012 Amended Letters of Credit Facility.

2012 Senior Unsecured Notes

On September 21, 2012, the Company issued at face value $650 million of senior unsecured notes. The 2012 Senior Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on October 1, 2020, and bear interest at the rate of 6.75 per cent per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013. The 2012 Senior Unsecured Notes are guaranteed by some of the Company’s subsidiaries. The Company is using the proceeds of the 2012 Senior Unsecured Notes for general corporate purposes, including funding capital expenditures and exploration.

Except as noted below, the 2012 Senior Unsecured Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the 2012 Senior Unsecured Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2012 Senior Unsecured Notes) and accrued and unpaid interest on the

2012 Senior Unsecured Notes up to the redemption date. The redemption price for the 2012 Senior Unsecured Notes during the 12 month period beginning on October 1 of each of the following years is: 2016 – 103.375 per cent; 2017 – 101.688 per cent; and 2018 and thereafter – 100 per cent.

Prior to October 1, 2016, the Company may redeem some or all of the 2012 Senior Unsecured Notes at a price equal to 100 per cent of the principal amount of the 2012 Senior Unsecured Notes plus a “make-whole” premium for accrued and unpaid interest.

Prior to October 1, 2015 using the cash proceeds from an equity offering the Company may redeem up to 35 per cent of the original aggregate principal amount of the 2012 Senior Unsecured Notes at a redemption price equal to 106.750 per cent of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

The following are the contractual maturities related to the 2012 Senior Unsecured Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period ($ millions)
At December 31, 2013	Carrying Amount	Contractual Cash Flows	2014	2-3 Years	4-5 Years	After 5 Years
2012 Senior Unsecured Notes	$650.0	$957.3	$43.9	$87.8	$87.8	$737.8

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but is still in effect as of March 20, 2014.

Item XII	Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2013.

KPMG LLP, Chartered Accountants

The “qualified persons” whose names are set forth herein, being: Lise Chénard, Réjean Sirois, Pierre Pelletier, Daniel Vallieres, Marcel Beaudoin, Gabriel Voicu, Ronald Halas, Armand Savoie, Pierre Levesque, Ian Glacken and Optiro Pty Ltd, Louis-Pierre Gignac, Louis Gignac and G Mining Services Inc., John Hawxby, AMEC GRD SA (formerly GRD Minproc (Pty) Ltd), Phillip Bedell and Golder Associates Ltd, Patrick Godin, Roscoe Postle Associates Inc, William Roscoe, Jamie Lavigne, Emilie Williams, François Ferland, Richard Morel, Philippe Gaultier, Gilles Ferlatte, Louis Grenier and Jean-Francois Tremblay.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Lise Chénard, Pierre Pelletier, Daniel Vallieres, Ronald Halas, Marcel Beaudoin, Armand Savoie, François Ferland, Emilie Williams, Richard Morel, Gilles Ferlatte, Philippe Gaultier, Louis Grenier, Jean-Francoise Tremblay and Pierre Levesque are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2013 in their report dated February 19, 2014. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Item XIII	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 7, 2014, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2013.

SCHEDULE A

IAMGOLD CORPORATION

AUDIT AND FINANCE COMMITTEE CHARTER

1.	Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the directors (the “Directors”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight review with respect to the integrity of the financial reporting process of the Corporation, the integrity of the Corporation’s financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of IAMGOLD’s internal audit function, the external audit qualifications, independence and performance, review of financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporation, internal audit and the external auditor as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to review. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements as well as the Corporation’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Corporation’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada (GAAP) and reviewing the Corporation’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set compensation and authorize payment for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)	The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a) The Committee will be composed of at least three members of the Board. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b) The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee.

(c) The Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d) The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e) The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(f) The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g) The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(h) All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(i) Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(j) Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(k) The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)	review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)	consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

•	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)	meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation , respectively, believes should be discussed privately;

(b) Internal Controls of the Corporation

(i)	review the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for,

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c) External Auditor of the Corporation

(i)	recommend to the Directors,

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)	review the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)	consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)	pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(d) Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Directors regarding:

(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)	financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

(e) Other Matters

(i)	The Committee shall review and approve all related party transactions;

(ii)	The Committee shall receive and review periodic reports from management relating to disclosure and compliance with laws and regulations;

(iii)	The Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

(iv)	The Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this charter;

(v)	The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c.	an individual who:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

e.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.	an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.	has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Corporation or any of its subsidiary entities, is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.

b.	A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

c.	A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

d.	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation’s present executives serve on that corporation’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other corporation’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.	Be an affiliated person of the issuer or any subsidiary thereof.

An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience